As filed with the U.S. Securities and Exchange Commission on July 26, 2019
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOP SHIPS INC.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

TOP Ships Inc. 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece 011 30 210 8128180		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1223
(Address and telephone number of Registrant’s principal executive offices)		(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)	Barry I. Grossman, Esq. Lawrence A. Rosenbloom, Esq. 1345 Avenue of the Americas, Fl 11 New York, New York 10105 (212) 370 – 1300 (telephone number) (212) 370 - 7889 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ◻

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ◻

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ◻

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ◻
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ◻
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act .                  ◻
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Common Shares, $0.01 par value per share, including related preferred stock purchase rights (3)	$		$
Class A Warrants to purchase Common Shares (4)(5)		—		—
Common Shares Underlying Class A Warrants (5)(6)
Total		5,750,000(2)		$697

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes common shares and Class A Warrants that may be sold pursuant to the underwriters’ over-allotment option.
(3)
Preferred stock purchase rights are not currently separable from the common shares and are not currently exercisable.  The value attributable to the preferred stock purchase rights, if any, will be reflected in the market price of the common shares.  For more information please see “Description of Share Capital – Stockholders Rights Agreement” below.

(4)	The Class A Warrants to be issued to investors are included in the price of the common shares above. No separate registration fee required pursuant to Rule 457(g) of the Securities Act.
(5)
Pursuant to Rule 416 under the Securities Act, the shares registered hereby also include an indeterminate number of additional shares as may from time to time become issuable by reason of stock splits, distributions, recapitalizations or other similar transactions.

(6)
Assumes the Class A Warrants are exercisable at a per share exercise price equal to    % of the proposed maximum public offering price of the common shares. The proposed maximum aggregate public offering price of the common shares underlying the Class A Warrants was calculated to be $        , which is equal to    % of $       .

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 26, 2019

$                  of Common Shares and
Class A Warrants to Purchase                      Common Shares

We are offering $           of our common shares and our Class A Warrants to purchase           of our common shares in this offering.  One common share is being sold together with one Class A warrant, with each Class A Warrant being immediately exercisable for           of our common shares at an exercise price of $          per share (or      % of the price of each common share sold in this offering) and expiring          years after the issuance date.  Each common share sold in this offering includes a preferred stock purchase right that trades with the common shares.
We are offering each common share at a price of $          .
As of the date of this prospectus, our common shares trade on the Nasdaq Capital Market under the symbol “TOPS.”  The last reported sale price of our common shares on July 25, 2019 was $0.46 per share.
Investing in our securities is highly speculative and involves a high degree of risk.  See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares and in the documents incorporated by reference into this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the Company before expenses	$	$

We have granted a 45-day option to the underwriters to purchase up to        additional common shares and Class A Warrants solely to cover over-allotments, if any.
The underwriters expect to deliver the shares and Class A warrants to purchasers in the offering on or above           , 2019.

Maxim Group LLC

The date of this prospectus is           , 2019

TABLE OF CONTENTS
PROSPECTUS SUMMARY	1
THE OFFERING	7
SUMMARY FINANCIAL DATA	9
RISK FACTORS	13
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	39
USE OF PROCEEDS	40
DESCRIPTION OF THE SECURITIES WE ARE OFFERING	41
DESCRIPTION OF SHARE CAPITAL	43
CAPITALIZATION	53
DILUTION	53
BUSINESS	56
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	71
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	75
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	76
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS	78
TAXATION	82
UNDERWRITING	91
EXPENSES	93
LEGAL MATTERS	93
EXPERTS	93
WHERE YOU CAN FIND ADDITIONAL INFORMATION	93
INFORMATION INCORPORATED BY REFERENCE	94

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ABOUT THIS PROSPECTUS

As permitted under the rules of the U.S. Securities and Exchange Commission, or the Commission, this prospectus incorporates important information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to TOP Ships Inc., 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is 011-30-210-812-8000.  See “Where You Can Find Additional Information.”
You should rely only on information contained in and incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares and Class A Warrants or (2) our common shares and Class A Warrants in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Information contained on our website, www.topships.org, does not constitute part of this prospectus.
We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of that information.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a Marshall Islands company, and our principal executive office is located outside of the United States in Greece. Most of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. purchasers to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.
Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

ii

PROSPECTUS SUMMARY
This section summarizes certain of the information that is contained in this prospectus or the documents incorporated by reference herein, and this summary is qualified in its entirety by that more detailed information. This summary may not contain all of the information that may be important to you. We urge you to carefully read this entire prospectus and the documents incorporated by reference herein, including our financial statements and the related notes and the information in the section entitled “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference herein. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus and the information incorporated by reference in this prospectus, including the section entitled “Risk Factors” herein.
Unless the context otherwise requires, as used in this prospectus, the terms “Company,” “we,” “us,” and “our” refer to TOP SHIPS INC. and all of its subsidiaries, and “TOP SHIPS INC.” refers only to TOP SHIPS INC. and not to its subsidiaries.
We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
Our reporting currency is in the U.S. dollar and all references in this prospectus to “$” or “dollars” are to U.S. dollars.
Our Company
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this prospectus our owned fleet has an average age of 2.2 years compared to an industry average age of about 10 years for oil tankers. Our fleet, both chartered-in and owned has a total capacity of 892,000 deadweight tonnes (“dwt”). As of the date of this prospectus, our fleet consists of two owned 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and six owned 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant, M/T Stenaweco Elegance, M/T Eco Palm Desert, the M/T Eco California and the M/T Eco Marina Del Ray and two owned 159,000 dwt Suezmax tankers, the M/T Eco Bel Air and M/T Eco Beverly Hills and we also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Holmby Hills and the M/T Palm Springs as well as two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution. All of our vessels are IMO certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers.
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our Current Fleet
The following tables present our fleet list as of the date of this prospectus:
Owned and operating MR Tanker vessels:
Name	Deadweight	Vessel Type	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Fleet	39,000	Medium Range (“MR”) Tanker	Clearlake Shipping Pte Ltd	April 2022	1+1 years	$12,600 1st year, $13,100 2nd year and $13,600 3rd year / $14,350 / $15,600
M/T Eco Revolution	39,000	Medium Range (“MR”) Tanker	BP Shipping Limited	January 2021	1+1 years	$13,500 / $16,000 / $16,750
M/T Stenaweco Excellence	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	November 2020	1+1 years	$15,000 until June 2019 and $16,200 after / $17,200 / $18,000
M/T Nord Valiant	50,000	Medium Range (“MR”) Tanker	DS Norden A/S	August 2021	1+1 years	$16,800 / $17,600 / $18,400
M/T Stenaweco Elegance	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	March 2021	1+1 years	$16,500 / $17,500 / $18,500
M/T Eco Palm Desert	50,000	Medium Range (“MR”) Tanker	Shell Tankers Singapore Private Limited	September 2021	1 year	$13,300 plus 50% profit share/ $13,950 plus 50% profit share
M/T Eco California	50,000	Medium Range (“MR”) Tanker	Shell Tankers Singapore Private Limited	January 2021	1 year	$13,750 plus 50% profit share/ $13,950 plus 50% profit share
M/T Eco Marina Del Ray	50,000	Medium Range (“MR”) Tanker	Cargill	March 2020	1+1 years	$16,000 / $17,000 / $18,000

Owned and operating Suezmax Vessels:
Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	BP Shipping Limited	April 2020	1+1 years	$24,500 / $27,500 / $29,000
M/T Eco Beverly Hills	157,000	BP Shipping Limited	May 2020	1+1 years	$24,500 / $27,500 / $29,000

Chartered-in vessels:
Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Stenaweco Energy	50,000	Stena Weco A/S	February 2021	1+1 years	$15,616 / $17,350 / $18,100
M/T Stenaweco Evolution	50,000	Stena Weco A/S	October 2021	1+1 years	$15,516 / $17,200 / $18,000

Joint Venture fleet (50% owned):
Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Holmby Hills	50,000	Clearlake Shipping Pte Ltd	March 2021	1+1 years	$14,100 1st year, $14,600 2nd year and $15,025 3rd year / $15,400 / $16,400
M/T Eco Palm Springs	50,000	Clearlake Shipping Pte Ltd	May 2021	1+1 years	$14,250 1st year, $14,750 2nd year and $15,175 3rd year / $15,550 / $16,550

All the vessels in our fleet are equipped with engines of modern design and with improvements in the hull, propellers and other parts of the vessel to decrease fuel consumption and reduce emissions. Vessels with this combination of technologies, introduced from certain shipyards, are commonly referred to as eco vessels. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels in the global fleet that compete with our vessels for charters, providing us with a competitive advantage.
Our Competitive Strengths
We believe our Company has the following competitive strengths:
•
Experienced Management Team. Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers, some of whom have been with us for more than 10 years, with extensive experience in all aspects of the shipping industry and management of diversified fleets. Our management team’s experience encompasses the commercial, technical, management and financial areas of our business, and we believe that their extensive experience will promote focused marketing efforts, tight quality and cost controls, effective operations and safety.

•
Modern, Fuel Efficient Fleet. All of our vessels have the latest-generation, fuel efficient design and specifications. Additionally, all our vessels have IMO II/III designation specifications that enable them to transport a wide variety of oil products, including certain chemical cargoes, which we believe will make our vessels attractive to a wide base of charterers. We believe that modern, fuel-efficient vessels like ours command higher charter rates than conventional vessels.

•
Relationships with Well-Known Charterers. We have built relationships with many well-known charterers, which we believe is the result of our reputation for reliable service, safety and dependability. Through a combination of fixed period time charters and spot charters, we have historically provided services to many national, regional and international oil companies, charterers and oil traders, including Shell, BP, ExxonMobil, Petrobras, ConocoPhillips, Pemex, Hellenic Petroleum, Glencore, Vitol and Trafigura. We focus on the needs of our customers and intend to acquire tankers and upgrade our fleet based on the requirements and specifications of our charterers, which we believe will enable us to obtain repeat business from our customers. As of the date of this prospectus, all of our vessels are employed on multi-year time charters, four with StenaWeco A/S, three with BP Shipping Limited, two with Shell, one with Dampskibsselskabet NORDEN A/S and three with Clearlake Shipping Pte Ltd.

Our Business Strategy
Our business strategy is focused on expanding our fleet by identifying potential acquisition targets on terms that we believe will create shareholder value. Our acquisition strategy focuses on the acquisition and operation of the latest generation tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt, consistent with our current fleet. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels that compete with us for charters, providing us with a competitive advantage over owners of older vessels.
We may also invest in assets that are outside the focus of our business strategy, but are in line with our vessel owning and operating history, if we are presented with investment opportunities that we consider attractive. Historically, in addition to product/chemical tankers, we have owned and operated crude oil tankers and dry bulk vessels.
Additionally, we aim to further nurture and maintain our relationships with participants in the international shipping industry, including leading charterers, national and independent oil companies, oil traders, brokers, suppliers, classification societies, insurers, shipyards and others.
The key elements of our business strategy are:
•
Timely and Opportunistic Acquisitions. We intend to grow our fleet through timely and selective acquisitions of modern, fuel efficient vessels in a manner that we expect to be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt. We also continuously monitor acquisition opportunities in various sectors of the shipping industry. We seek to identify, analyze and opportunistically invest in vessels as attractive opportunities arise.

•
Focus on high specification ECO modern tonnage. All of the vessels in our fleet are built with the latest generation fuel-efficient design and specification, and we intend to focus our acquisition strategy on additional modern fuel-efficient vessels.

•
Capitalize on relationships with high-quality customers. We plan to continue to cultivate relationships with major international oil companies and other well-known charterers for our vessels in order to minimize counter party risk.

•
Act Opportunistically. When appropriate, act opportunistically and take advantage of attractive market opportunities even if not in line with our principal growth strategy. We may also invest in assets that are outside our principal growth strategy, but are in line with our vessel owning and operating history, if we are presented with investment opportunities that we consider attractive.

Industry Overview
The seaborne transportation industry is a vital link in international trade, with ocean going vessels representing the most efficient and often the only method of transporting large volumes of basic commodities and finished products. Demand for tankers is dictated by world oil demand and trade, which is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States, China and India.

Shipping demand, measured in tonne-miles, is a product of (a) the amount of cargo transported in ocean going vessels, multiplied by (b) the distance over which this cargo is transported. The distance is the more variable element of the tonne-mile demand equation and is determined by seaborne trading patterns, which are principally influenced by the locations of production and consumption. Seaborne trading patterns are also periodically influenced by geo-political events that divert vessels from normal trading patterns, as well as by inter-regional trading activity created by commodity supply and demand imbalances. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives (such as pipelines) and the output of refineries.
Demand for tankers and tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity, as well as the long-term impact of oil prices on the location and related volume of oil production. Global oil demand returned to limited growth in 2010 and has since been expanding at a modest pace, as a steady rise in Asia has outweighed decreasing demand in Europe and in the United States. According to the International Energy Agency, global oil demand for 2018 rose to 99.2 million barrels/day compared to 97.9 million barrels/day during 2017.
We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, will seek to enter into shorter or longer time or bareboat charters according to prevailing market conditions.
We will compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We will arrange our time charters and bareboat charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We will compete primarily with owners of tankers in the Handymax and Suezmax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners.
Recent Developments
On April 1, 2019, we announced the sale of 27,129 newly issued Series E Perpetual Convertible Preferred Stock at a price of $1,000 per share to Family Trading Inc., a company organized under the laws of the Marshall Islands and affiliated with Evangelos Pistiolis, our President, Chief Executive Officer and director, or Family Trading, in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended.  For more information please see “Description of share capital” below.
On April 5, 2019, we announced the delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Bel Air, constructed at the Hyundai Samho shipyard in South Korea.
On May 6, 2019, we announced the commencement of a consent solicitation with respect to warrants to purchase common shares of our Company issued on June 11, 2014, or the 2014 Warrants.  We were seeking to amend each Warrant, or the Proposed Amendment, to extend the expiration of each Warrant to July 31, 2019.  Only those 2014 Warrant Holders who validly delivered consents on or before June 11, 2019 were granted the amended 2014 Warrant expiration date.  As of the date of this prospectus there are 333,500 outstanding 2014 Warrants.
On May 9, 2019, we announced the delivery of the 157,000 dwt newbuilding Suezmax vessel M/T Eco Beverly Hills, constructed at the Hyundai Samho shipyard in South Korea.
On July 17, 2019, we announced that we concluded a sale and leaseback agreement with a major Chinese leasing company for total proceeds of $25.6 million as part of the refinancing of M/T Stenaweco Excellence.

Corporate Information
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed TOP Ships Inc.
Central Shipping Inc., or CSI, a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, performs all vessel operational, technical and commercial functions for us, including the chartering of our fleet, as well as newbuilding supervision and accounting, reporting and administrative services.
The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is 011-30-210-812-8000. Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.
Summary Risk Factors
Investing in our securities is highly speculative and involves a high degree of risk.  We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others:
•	our inability to finance new vessel acquisitions;
•	our inability to successfully employ our vessels;
•	changes in the international shipping market, including supply and demand, charter hire and utilization rates, and commodity prices;
•	increased costs of compliance with regulations affecting the international shipping industry;
•	a downturn in the global economy;
•
hazards inherent in the international shipping industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage;

•	our inability to maintain the listing of our common shares on the Nasdaq Capital Market;
•	the risk inherent in related party transactions which we are and may be a party to;
•	our inability to comply with loan covenants;
•
in 2013 U.S. federal tax authorities treated us as a “passive foreign investment company” and we could be treated as such again, which could have adverse U.S. federal income tax consequences to U.S. shareholders; and

•	the fact that the Class A warrants offered hereby are not expected to trade on any exchange or market.
This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 13.

THE OFFERING
Common Shares outstanding	common shares

Securities offered by us
             common shares and         Class A Warrants to purchase         of our common shares at the exercise price of $   per share (or        % of the price for each share sold in the offering) and expiring         years after the issuance date.  An aggregate of         common shares together with Class A Warrants to purchase         of our common shares are being offered assuming the underwriters exercise their overallotment option in full but assuming no exercise of the Class A Warrants.

Common shares to be outstanding immediately after this offering	common shares ( common shares, if the underwriters exercise their overallotment option to purchase additional shares and Class A Warrants in full but assuming no exercise of the Class A Warrants.
Over-allotment option	We have granted the underwriters an option for a period of 45 days to purchase from us up to common shares and Class A Warrants, to cover any over-allotments.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $    million (or approximately $    million if the underwriters exercise their over-allotment option in full), based on a public offering price of $       per share and after deducting assumed underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds of this offering for working capital and general corporate purposes. Please see “Use of Proceeds.”

Accordingly, we cannot guarantee that we will be able to pay quarterly dividends. Please see “Our Dividend Policy.”
Preferred stock purchase rights
We have entered into a Stockholders Rights Agreement dated September 22, 2016 (the “Stockholders Rights Agreement”), with Computershare Trust Company, N.A. as Rights Agent. Pursuant to this Stockholders Rights Agreement, each of our common shares includes one right (a “Right”) that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. See “Description of Capital Stock—Stockholders Rights Agreement” for further details.

Tax consequences
We are a “Passive Foreign Investment Company,” or PFIC, with respect to certain U.S. Holders, as defined below. United States persons owning our common shares prior to 2014 are encouraged to consult their personal tax advisors with respect to an investment in the common shares offered hereunder.

The U.S. federal income tax and Marshall Islands tax consequences of purchasing, owning and disposing of our common shares are described under the heading “Taxation —U.S. Federal Income Consequences—U.S. Federal Income Taxation of U.S. Holders.” Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of our common shares.

Listing	Our common shares are listed for trading on the Nasdaq Capital Market under the symbol “TOPS.”
Risk Factors
Investing in our securities is highly speculative and involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our securities. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 13.

Lock-Up Provision
Subject to certain exceptions, we, all of our executive officers and directors, and certain affiliates have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative offer, sell, contract to sell or otherwise dispose of or hedge common shares or securities convertible into or exchangeable for common shares. These restrictions will be in effect for a period of 60 days after the date of the closing of this offering.

SUMMARY FINANCIAL DATA
The following table sets forth our selected historical consolidated financial information and other operating data as of and for the periods indicated. Our selected historical consolidated financial information as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 is derived from our audited consolidated financial statements included in “Item 18. Financial Statements” of our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference. The selected historical consolidated financial information as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 is derived from our audited consolidated financial statements that are not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
The information provided below should be read in conjunction with “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

(Amounts in U.S. Dollars in thousands, except per share data)
STATEMENT OF COMPREHENSIVE (LOSS)/INCOME	2014	2015	2016	2017	2018
Time charter revenues	$3,602	$13,075	$28,433	$39,363	$39,442
Time charter revenues from related parties	-	-	-	-	1,606
Time charter revenues	3,602	13,075	28,433	39,363	41,048

Voyage expenses	113	370	736	999	1,020
Bareboat charter hire expense	-	5,274	6,299	6,282	6,282
Amortization of prepaid bareboat charter hire	-	1,431	1,577	1,657	1,657
Vessel operating expenses	1,143	4,789	9,913	13,444	14,826
Management fees-related parties	703	1,621	1,824	4,730	7,765
General and administrative expenses	2,335	2,983	2,906	5,805	6,997
Other operating (income)/loss	(861)	274	(3,137)	(914)	-
Vessel depreciation	757	668	3,467	5,744	6,390
Impairment on vessels	-	3,081	-	-	-

Operating (loss)/income	(588)	(7,416)	4,848	1,616	(3,889)

Interest and finance costs	(450)	(719)	(3,093)	(15,793)	(9,662)
(Loss)/gain on derivative financial instruments	3,866	(392)	(698)	(301)	1,821
Interest income	74	-	-	13	130
Other (expense)/income, net	(6)	20	(5)	1,120	180

Net (loss)/income and comprehensive (loss)/income	2,896	(8,507)	1,052	(13,345)	(11,420)
Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	-	-	(1, 403)	-	-
Equity (losses)/gains on investments	-	-	-	(27)	291
Net (loss)/income attributable to common shareholders	2,896	(8,507)	(351)	(13,372)	(11,129)
Attributable to:
Common stock holders	2,896	(8,507)	(351)	(13,404)	(11,134)
Non-controlling interests	-	-	-	32	5

Earnings/(Loss) per share, basic	$413,714	$(773,364)	$(15,955)	$(12.57)	$(0.61)
Earnings/(Loss) per share, diluted	$362,000	$(773,364)	$(15,955)	$(12.57)	$(0.61)
Weighted average common shares outstanding, basic	7	11	22	1,063,381	18,181,456
Weighted average common shares outstanding, diluted	8	11	22	1,063,381	18,181,456

U.S. dollars in thousands, unless otherwise stated	2014	2015	2016	2017	2018
BALANCE SHEET DATA
Current assets	1,227	5,269	4,541	29,055	5,288
Total assets	75,575	74,006	143,317	220,448	258,488
Current liabilities, including current portion of long-term debt	9,334	17,577	20,033	25,581	36,819
Non-current liabilities	23,712	22,276	76,022	87,593	117,388
Total debt	19,419	24,226	84,539	103,949	140,655
Stockholders’ equity	42,529	34,153	45,521	107,274	104,281
Preferred stock	-	-	-	1	1
Common stock	-	-	-	89	230

OTHER FINANCIAL DATA
	2014	2015	2016	2017	2018
FLEET DATA
Total number of vessels at end of period (including leased vessels)	1.0	3.0	6.0	7.0	8.0
Average number of vessels(1)	0.5	2.2	5.0	6.8	7.3
Total calendar days for fleet(2)	195	810	1,812	2,496	2,670
Total available days for fleet(3)	195	805	1,812	2,495	2,668
Total operating days for fleet(4)	195	796	1,799	2,491	2,663
Total time charter days for fleet	195	796	1,799	2,491	2,663
Fleet utilization(5)	100.00%	98.91%	99.28%	99.81%	99.81%

	2014	2015	2016	2017	2018
AVERAGE DAILY RESULTS
Time charter equivalent(6)	$17,892	$15,961	$15,396	$15,403	$15,031
Vessel operating expenses(7)	$5,862	$5,914	$5,470	$5,386	$5,552
General and administrative expenses(8)	$11,974	$3,684	$1,604	$2,323	$2,620

U.S. dollars in thousands	2014	2015	2016	2017	2018
Adjusted EBITDA(9)	$163	$3,058	$16,186	$16,405	$10,910

(1)
Average number of vessels is the number of vessels that constituted our fleet (including chartered in vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen technical circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-U.S. GAAP measures, provide additional supplemental information in conjunction with shipping revenues, the most directly comparable U.S. GAAP measure. We use TCE rates and TCE revenues to compare period-to-period changes in our performance and it assists investors and our management in evaluating our financial performance. The following table below reflects the reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and our calculation of TCE rates for the periods presented.

(Amounts in U.S. dollars in thousands, except average daily time charter equivalent and total operating days)	2014	2015	2016	2017	2018
On a consolidated basis
Revenues*	$3,602	$13,075	$28,433	$39,363	$41,048
Less:
Voyage expenses	(113))	(370)	(736)	(999)	(1,020)
Time charter equivalent revenues	$3,489	$12,705	$27,697	$38,364	$40,028
Total operating days	195	796	1,799	2,491	2,663

Average Daily Time Charter Equivalent (TCE)	$17,892	$15,961	$15,396	$15,403	$15,031
*Represents the aggregate of Time Charter Revenues from third parties and Time Charter Revenues from related parties

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.
(9)
Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization (Adjusted EBITDA), is not a measure prepared in accordance with U.S. GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, gains on sale of vessels, gains on disposal of subsidiaries and gains/losses on derivative financial instruments. Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. This non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined in accordance with U.S. GAAP.

(Amounts in U.S. dollars in thousands)	2014	2015	2016	2017	2018
Net income/(loss) and comprehensive income/(loss)	$2,896	$(8,507)	$1,052	$(13,372)	$(11,129)

Add: Bareboat charter hire expenses	-	5,274	6,299	6,282	6,282
Add: Amortization of prepaid bareboat charter hire	-	1,431	1,577	1,657	1,657
Add: Vessel depreciation	757	668	3,467	5,744	6,389
Add: Impairment on vessel	-	3,081	-	-	-
Add: Interest and finance costs	450	719	3,093	15,793	9,662
Add: Loss/(gain) on derivative financial instruments	(3,866)	392	698	301	(1,821)
Less: Interest income	(74)	-	-	-	(130)

Adjusted EBITDA	$163	$3,058	$16,186	$16,405	$10,910

RISK FACTORS
Investing in our securities is highly speculative and involves a high degree of risk. Before making an investment in our securities, you should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to invest in our common shares.
RISKS RELATED TO OUR INDUSTRY
The international tanker industry has historically been both cyclical and volatile and this may lead to reductions and volatility in our charter rates, our vessel values, our revenues, earnings and cash flow results.
The international tanker industry in which we operate is cyclical, with attendant volatility in charter hire rates, vessel values and industry profitability. For tanker vessels, the degree of charter rate volatility has varied widely. Please see “—The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.”  Currently, all of our vessels are employed on time charters. However, changes in spot rates and time charter rates can affect the revenues we will receive from operations in the event our charterers default or seek to renegotiate the charter hire, and can affect the value of our vessels, even if they are employed under long-term time charters. Our ability to re-charter our vessels on the expiration or termination of their time or bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker markets and several other factors outside of our control. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. A decline in charter hire rates will also likely cause the value of our vessels to decline.
Fluctuations in charter rates and vessel values result from changes in the supply and demand for vessels and changes in the supply and demand for oil, chemicals and other liquids our vessels carry. Factors affecting the supply and demand for our vessels are outside of our control and are unpredictable. The nature, timing, direction and degree of changes in the tanker industry conditions are also unpredictable.
•	Factors that influence demand for tanker vessel capacity include:
•	supply and demand for petroleum products and chemicals carried;
•	changes in oil production and refining capacity resulting in shifts in trade flows for oil products;
•	the distance petroleum products and chemicals are to be moved by sea;
•
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts and work stoppages;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	environmental and other legal and regulatory developments;
•	currency exchange rates;
•	weather, natural disasters and other acts of God;
•	competition from alternative sources of energy, other shipping companies and other modes of transportation; and
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.
The factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	current and expected newbuilding orders for vessels;
•	the scrapping rate of older vessels;

•	vessel freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of vessels;
•	the price of steel and vessel equipment;
•	technological advances in the design and capacity of vessels;
•	potential conversion of vessels for alternative use;
•	changes in environmental and other regulations that may limit the useful lives of vessels;
•	port or canal congestion;
•	the number of vessels that are out of service at a given time; and
•	changes in global petroleum and chemical production.
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Market conditions were volatile in 2018 and continued volatility may reduce demand for transportation of oil, petroleum products and chemicals over longer distances and increase the supply of tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
The international oil tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will not decrease in the near future.
The Baltic Dirty Tanker Index, or the BDTI, a U.S. dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and oil tanker vessel sizes, has been volatile. For example, in 2018, the BDTI reached a high of 1,266 and a low of 628. The Baltic Clean Tanker Index, or BCTI, a comparable index to the BDTI, has similarly been volatile. In 2018, the BCTI reached a high of 919 and a low of 476. Although the BDTI and BCTI were 628 and 524, respectively, as of July 12, 2019, there can be no assurance that the crude oil and petroleum products charter market will increase, and the market could again decline. This volatility in charter rates depends, among other factors, on (i) the demand for crude oil and petroleum products, (ii) the inventories of crude oil and petroleum products in the United States and in other industrialized nations, (iii) oil refining volumes, (iv) oil prices, and (v) any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries.
If the charter rates in the oil tanker market decline from their current levels, our future earnings may be adversely affected, we may have to record impairment adjustments to the carrying values of our fleet and we may not be able to comply with the financial covenants in our loan agreements.
Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.
Among other factors, we face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world.
The world economy continues to face a number of challenges. Concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations and the overall stability of the euro. A renewed period of adverse development in the outlook for the financial stability of European countries, or market perceptions concerning these and related issues, could reduce the overall demand for oil and chemicals, and thus for shipping and our services, and thereby could affect our financial position, results of operations and cash available for distribution. In addition, turmoil and hostilities in the Middle East and other geographic areas and countries may negatively impact the world economy.

A general deterioration in the global economy may also cause a decrease in worldwide demand for certain goods and, thus, shipping. In the past, economic and governmental factors, together with concurrent declines in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, causing the price of our common shares to decline.
Further, the economic slowdown in China has and may continue to exacerbate the effect on us of any slowdown in the rest of the world. Specifically, China currently has one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ended December 31, 2018 was 6.6%. China and other countries in the Asia Pacific region may continue to experience slow or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
European countries have likewise experienced relatively slow growth. Over the past several years, the credit markets in Europe have experienced significant contraction, deleveraging and reduced liquidity, and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Worldwide economic conditions have in the past impacted, and could in the future impact, lenders’ willingness to provide credit to us and our customers. In addition, a portion of the credit under our credit facilities is provided by European banking institutions. If economic conditions in Europe preclude or limit financing from these banking institutions, we may not be able to obtain financing from other institutions on terms that are acceptable to us, or at all, even if conditions outside Europe remain favorable for lending.
The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and may otherwise negatively impact our business.
Global financial markets and economic conditions have been volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly to the shipping industry, due to the historically volatile values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, has been negatively affected by this decline.
As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Uncertainty regarding the London Interbank Offered Rate (“LIBOR”) may adversely impact our indebtedness under our credit and loan facilities, which would have a material adverse effect on our business, financial condition and results of operations.
In July 2017, the U.K. Financial Conduct Authority announced that it would phase out LIBOR as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Proposed alternative reference interest rates so far are based on overnight tenors only, while the most frequently used LIBOR rates are for one, three and six month tenors. Most of our credit and loan facilities are linked to LIBOR. When LIBOR ceases to exist, we may need to amend our credit and loan facilities based on a new standard that is established, if any. The basis of calculation of such standard is not yet agreed upon amongst market participants and as a result the cost of our borrowings may increase. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative reference interest rate will not result in financial market disruptions or significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, financial condition and results of operations.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels will operate or are registered, which can significantly affect the operation of our vessels. These regulations include, but are not limited to the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Events such as the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.
In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards.  Currently all our vessels comply with the updated guideline.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Our vessels may suffer damage due to the inherent operational risks of the tanker industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships or delay or re-routing, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil or chemicals. An oil or chemical spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil and chemicals transported in such tankers.
If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.
In the case of bareboat chartered-out vessels, dry-docking risks, expenses and loss of hire or freight revenue affect the bareboat charterer and not the shipowner, for the duration of the bareboat charter. In the case of our bareboat chartered-in vessels, dry-docking risks, expenses and loss of hire or freight revenue affect us. Currently we do not employ any of our vessels on bareboat charters.
The market value of our vessels, and those we may acquire in the future, may fluctuate significantly, which could cause us to incur losses if we decide to sell them following a decline in their market values or we may be required to write down their carrying value, which will adversely affect our earnings.
•	The fair market value of our vessels may increase and decrease depending on the following factors:
•	general economic and market conditions affecting the shipping industry;
•	prevailing level of charter rates;
•	competition from other shipping companies;
•	types, sizes and ages of vessels;
•	the availability of other modes of transportation;
•	supply and demand for vessels;
•	shipyard capacity;
•	cost of newbuildings;
•	price of steel;
•	governmental or other regulations; and
•	technological advances.

If we sell any vessel at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying amount in our financial statements, in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount, we will evaluate the vessel for a potential impairment adjustment.  If the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the vessel is less than its carrying amount, we may be required to write down the carrying amount of the vessel to its fair value in our financial statements and incur a loss and a reduction in earnings. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of Vessels.” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated by reference herein.
An over-supply of tanker capacity may lead to reductions in charter hire rates and profitability.
The market supply of tankers is affected by a number of factors such as demand for energy resources, crude oil, petroleum products and chemicals, as well as strong overall economic growth of the world economy. If the capacity of new tankers delivered exceeds the capacity of such tankers being scrapped and lost, vessel capacity will increase, which could lead to reductions in charter rates. As of the date of this prospectus, newbuilding orders have been placed for an aggregate of approximately 9% of the existing global tanker fleet with the bulk of deliveries expected during 2020.
An over-supply of oil tankers has already resulted in an increase in oil tanker charter hire rate volatility. If this volatility persists, we may not be able to find profitable charters for our vessels, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, reputation and the market for our common stock.
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2018 and up to the date of this prospectus, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the European Union, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
World events could adversely affect our results of operations and financial condition.
The continuing conflicts in the Middle East and elsewhere, and the presence of the United States and other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean and the Gulf of Guinea. Sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessels.  If insurers or the Joint War Committee characterize the regions in which our vessels are deployed as “war risk” zones or “war and strikes” listed areas,” respectively, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, least of all for bearing the cost of the applicable deductible(s) or unforeseen charges/costs, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected and could adversely affect our business, operating results and financial condition.
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, off-loading or delivery of, the contents of our vessels or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

RISKS RELATED TO OUR COMPANY
We are currently subject to litigation and we may be subject to similar or other litigation in the future.
We and certain of our current executive officers are defendants in purported class-action lawsuits pending in the U.S. District Court for the Eastern District of New York, brought on behalf of our shareholders. The lawsuits allege violations of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In connection with these lawsuits, certain co-defendants requested that the Company indemnify and hold them harmless against all losses, including reasonable costs of defense, arising from the litigation, pursuant to the provisions of the Common Stock Purchase Agreement between the Company and Kalani.
While we believe these claims to be without merit and intend to continue to defend these lawsuits vigorously, we cannot predict their outcome. Furthermore, we may, from time to time, be a party to other litigation in the normal course of business. Monitoring and defending against legal actions, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, our legal fees and costs incurred in connection with such activities and any legal fees of co-defendants for which we are deemed responsible may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position.
With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. Furthermore, our insurance does not cover legal fees associated with co-defendants. Substantial litigation costs, including the substantial self-insured retention that we are required to satisfy before any insurance applied to the claim, or an adverse result in any litigation may adversely impact our business, operating results or financial condition.
We are co-operating in an investigation by the United States Securities and Exchange Commission, the results of which may have a material adverse effect on our financial condition and business
On August 1, 2017, we received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) requesting certain documents and information in connection with offerings made by us between February 2017 and August 2017. We provided the requested information to the SEC in response to that subpoena. On September 26, 2018 and on October 5, 2018 we received two additional subpoenas from the SEC requesting certain documents and information in connection with the previous subpoena we received on August 1, 2017. We provided the requested information to the SEC in response to these subpoenas. The SEC investigation is ongoing and we continue to cooperate with the SEC in its investigation. We are unable to predict what action, if any, might be taken by the SEC or its staff as a result of this investigation or what impact, if any, the cost of responding to the SEC’s investigation or its ultimate outcome might have on our financial position, results of operations or liquidity, or the price of our common shares.
Our operating, joint venture and chartered-in fleet consists of fourteen MR product tankers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
As of the date of this prospectus, our operating fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, six 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant, M/T Stenaweco Elegance, M/T Eco Palm Desert, M/T Eco California and M/T Eco Marina Del Ray and two 157,000 dwt Suezmax tanker vessels M/T Eco Bel Air and M/T Eco Beverly Hills. Furthermore we have a 50% interest in two 50,000 dwt product/chemical tanker vessels, the M/T Eco Holmby Hills and the M/T Palm Springs. If these vessels are unable to generate revenue as a result of off hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends on our common shares could be materially adversely affected.

We expect to be dependent on a limited number of customers for a large part of our revenues, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
Currently all of our revenues are currently derived from six charterers, Stena Weco A/S, BP Shipping Limited, Clearlake Shipping Pte Ltd, Shell Tankers Singapore Private Limited, Cargill International SA and Dampskibsselskabet NORDEN A/S (“DS Norden A/S”). Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should one of our counterparties fail to honor its obligations under agreements with us, we could sustain significant losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.
The bareboat charters in connection with our sale and leaseback agreements contain restrictive covenants that may limit our liquidity and corporate activities, and could have an adverse effect on our financial condition and results of operations.
The bareboat charters in connection with the sale and leaseback agreements for the M/T Stenaweco Energy, M/T Stenaweco Evolution, M/T Nord Valiant, M/T Eco California, M/T Eco Marina Del Ray, M/T Eco Bel Air and M/T Eco Beverly Hills contain, and any future sale and leaseback agreements we may enter into are expected to contain, customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements that may affect our operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could also limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.
Our bareboat charters in connection with the sale and leaseback agreements require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses, including the following:
•	maintain a consolidated leverage ratio of not more than 75%; and
•	maintain minimum free liquidity of $1.0 million per owned Suezmax tanker vessel, $0.75 million per owned MR tanker vessel and $0.5 million per bareboated chartered-in MR tanker vessel.
As of June 30, 2019, we are in compliance with the consolidated leverage ratio and the minimum free liquidity covenants in our sale and leaseback agreements.
As a result of the restrictions in our bareboat charters in connection with our sale and leaseback agreements, or similar restrictions in our future sale and leaseback agreements, we may need to seek permission from the owners of our leased vessels in order to engage in certain corporate actions. Their interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest, which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenant requirements, could lead to defaults under our bareboat charters in connection with our sale and leaseback agreement or any future sale and leaseback agreements. If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, the current or future owners of our leased vessels, as appropriate, could retake possession of our vessels or require us to pay down our indebtedness to a level where we are in compliance with our covenants or sell vessels in our fleet. We could lose our vessels if we default on our bareboat charters in connection with the sale and leaseback agreements, which would negatively affect our revenues, results of operations and financial condition.
Our strategic relationships subject us to risks that could adversely affect our business, financial condition and results of operations.
We own 50% of City of Athens Inc., a Marshal Islands corporation that owns the M/T Eco Holmby Hills and another 50% of ECO Nine Inc., a Marshall Islands corporation that owns the M/T Eco Palm Springs, two 50,000 dwt product tankers. Fly Free Company and Maxima International Co. own the other 50% of City of Athens Inc. and ECO Nine Inc., respectively. Fly Free Company and Maxima International Co. are wholly-owned subsidiaries of Gunvor S.A., or Gunvor, a non-affiliated company with which we have entered into a joint venture agreement on July 7, 2017.
These strategic relationships are subject to various risks that could adversely affect the value of our investments and our results of operations and financial condition. These risks include, but are not limited to, the following:
•
our interests could diverge from our partners’ interests or we may not agree with our strategic partners on ongoing activities or on the amount, timing or nature of further investments in the relationship;

•	we do not control the operations of City of Athens Inc. and ECO Nine Inc. as we have joint control;
•	due to financial constraints, our strategic partners may be unable to meet their commitments to us;
•	due to differing long-term business goals, our partners may decide not to join us in funding capital investment by our business ventures, which may result in higher levels of cash expenditures by us;
•	we may experience difficulties or delays in collecting amounts due to us from our strategic partners;
•	the terms of our arrangements may turn out to be unfavorable; and
•	changes in tax, legal or regulatory requirements may necessitate changes in the agreements with our strategic partners.
Further, in spite of performing customary due diligence prior to entering into the aforementioned strategic relationships, we cannot guarantee full disclosure of prior acts or omissions of the sellers or those with whom we enter into strategic arrangements. If our strategic relationships are unsuccessful or there are unanticipated changes in, or termination of, our strategic relationships, our business, results of operations and financial condition may be adversely affected.
Our credit facilities contain restrictive covenants that limit our business and financing activities.
The operating and financial restrictions and covenants in our ABN Senior Credit Facility, or the ABN Facility, Norddeutsche Landesbank Girozentrale Bank of Germany Facility, or the NORD/LB Facility, Amsterdam Trade Bank Facility, or the AT Bank Facility, Alpha Bank of Greece Facility, or the Alpha Bank Facility, and any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

For example, our ABN Facility, NORD/LB Facility, AT Bank Facility, AT Bank Bridge Note and Alpha Bank Facility require the consent of our lenders to, among other things:
•	incur or guarantee indebtedness outside of our ordinary course of business;
•	provide guarantees other than for financing of new vessels;
•	pay any dividends or distribute any of our capital or redeem any class of our shares;
•	charge, pledge or encumber our vessels;
•	change the flag, class, management or ownership of our vessels;
•	change the commercial and technical management of our vessels; and
•	sell or change the beneficial ownership or control of our vessels.
Furthermore some of our facilities also contain restrictions in the use of proceeds of future issuances of capital, incurrence of unsecured debt and repayment/redemption and interest/dividend payments on related party debt/preferred shares. Finally, our credit facilities require us to satisfy certain financial and other covenants. In general, these financial covenants require us to maintain, among other things, a minimum ratio of total net debt to the aggregate market value of our fleet, minimum free consolidated liquidity per collateralized vessel and to maintain a ratio of EBITDA (as defined in each credit facility) to net interest expense. In addition, our credit facilities require that we maintain a minimum security coverage ratio, usually defined as the ratio of the market value of the collateralized vessels or vessel and net realizable value of additional acceptable security to our outstanding loans. A breach of any of these, or other, covenants in our credit facilities would prevent us from borrowing additional money under our credit facilities and could constitute an event of default under our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, may provide our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our current or future credit facilities, or if we trigger a cross-default contained in our current or future credit facilities, a significant portion of our obligations may become immediately due and payable. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our current and future credit facilities are and are expected to be secured by our vessels, and if we are unable to repay debt under our current or future credit facilities, the lenders could seek to foreclose on those assets.
Furthermore, if the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If funds under our current or future credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
We intend to continue to grow our fleet in the future. Our future growth will primarily depend on our ability to:
•	generate excess cash flow for investment without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);
•	raise equity and obtain required financing for our existing and new operations;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired business successfully with our existing operations;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
•	enhance our customer base; and
•	manage expansion.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.
Our ability to obtain additional debt financing may be dependent on our ability to charter our vessels, the performance of our charters and the creditworthiness of our charterers.
Our inability to re-charter our vessels and the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain financing, or receiving financing at a higher than anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.
The industry for the operation of tanker vessels and the transportation of oil, petroleum products and chemicals is highly competitive and we may not be able to compete for charters with new entrants or established companies with greater resources.
We will employ our tankers and any additional vessels we may acquire in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil, petroleum products and chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.
A limited number of financial institutions hold our cash.
A limited number of financial institutions, including institutions located in Greece, hold all of our cash. Our cash balances have been deposited from time to time with banks in Monaco, Germany, Holland, United Kingdom, Greece and Switzerland amongst others. Our cash balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results..
Uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results. Greece experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. As a result, our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Central Shipping Inc, which we refer to as our Fleet Manager or CSM, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pay to the Greek government new taxes or other fees. We and our Fleet Manager also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Fleet Manager’s shore side operations located in Greece. The Greek government’s taxation authorities have increased their scrutinization of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Fleet Manager may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.
Evangelos Pistiolis, our President, Chief Executive Officer and Director, exercises significant control over us.

As of the date of this prospectus, Lax Trust, which is an irrevocable trust established for the benefit of certain family members of our President, Chief Executive Officer and Director, Mr. Evangelos Pistiolis, may be deemed to beneficially own, directly or indirectly, all of the 100,000 outstanding shares of our Series D Preferred Shares.  Each Series D Preferred Share carries 1,000 votes.  By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.
As of the date of this prospectus, the Lax Trust may be deemed to own all of the outstanding shares of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., and Tankers Family Inc., which in aggregate own approximately 59.7% of our outstanding common shares, including 46,930,000 Common Shares issuable upon the conversion of 28,158 Series E Perpetual Convertible Preferred Shares held by Family Trading Inc. See also the section entitled "Security Ownership of Certain Beneficial Owners and Management" below. Due to the number of shares that the Lax Trust may be deemed to own, it has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of the Lax Trust or the family of Mr. Pistiolis may be different from your interests.
We may be unable to attract and retain key management personnel and other employees in the international tanker shipping industry, which may negatively impact the effectiveness of our management and our results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, and we have entered into agreements with Central Mare for the compensation of Mr. Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Central Shipping Inc, which we refer to as our Fleet Manager, is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels and all other vessels we may acquire. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.
Our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.
A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.
When we enter into a time charter or bareboat charter, rates under that charter are fixed throughout the term of the charter. If the spot charter rates in the tanker shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our then existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our current or future loans or current leaseback obligations. If our current or future lenders choose to accelerate our indebtedness and foreclose their liens, or if the owners of our leased vessels choose to repossess vessels in our fleet as a result of a default under the sale and leaseback agreements, our ability to continue to conduct our business would be impaired.
An increase in operating costs could decrease earnings and available cash.
Vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing. If any vessels we have or will acquire suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-docking repairs are unpredictable and can be substantial. Increases in any of these expenses could decrease our earnings and available cash.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, operating and other costs will increase. In the case of bareboat charters, operating costs are borne by the bareboat charterer. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our fleet ages, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel’s useful life, which would adversely affect our business, results of operations and financial condition.
Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
We may expand our fleet through the acquisition of secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels, we run the same risks.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
We may not have adequate insurance to compensate us if we lose any vessels that we acquire.
We carry insurance for all vessels we acquire against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage), freight demurrage and defense and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes.
In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for the vessels we acquire. The insurers may not pay particular claims. Our insurance policies also contain deductibles for which we will be responsible as well as limitations and exclusions that may increase our costs or lower our revenue.
We may be subject to increased premium payments, or calls, as we obtain some of our insurance through protection and indemnity associations.
We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our Fleet Manager as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Our vessels may call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest vessels we acquire, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by “arresting” or “attaching” a vessel through foreclosure proceedings. The arrest or attachment of one or more vessels we acquire could result in a significant loss of earnings for the related off-hired period. In addition, in jurisdictions where the “sister ship” theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.
Governments could requisition vessels we acquire during a period of war or emergency, resulting in loss of earnings.
A government could requisition vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of any vessels we acquire could negatively impact our revenues should we not receive adequate compensation.
U.S. federal tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute “passive income” for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
In general, income derived from the bareboat charter of a vessel should be treated as “passive income” for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”
We believe that we were not a PFIC for our 2014 through 2018 taxable years and do not expect to be treated as a PFIC in subsequent taxable years. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute ‘‘passive income,’’ and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares.  See “Taxation—U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.
We may have to pay tax on U.S. source income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. Although we have qualified for this statutory exemption in previous taxable years and have taken this position for U.S. federal income tax return reporting purposes in such taxable year, there are factual circumstances beyond our control that could cause us to lose the benefit of the exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of our common stock, owned in the aggregate 50% or more of the vote and value of such stock, and “qualified shareholders” as defined by the Treasury regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of common stock to preclude the shares in that closely-held block that are not so owned from representing 50% or more of the value of our common stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not qualify for exemption under Section 883 of the Code for any future taxable year. We intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2018 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.
We are a “foreign private issuer,” which could make our common stock less attractive to some investors or otherwise harm our stock price.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies. These factors could make our common stock less attractive to some investors or otherwise harm our stock price.

RISKS RELATED TO OUR COMMON SHARES
Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder’s investment.
The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq Stock Market LLC, or Nasdaq. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2018, the price of our common shares experienced a high of $3.00 in February 2018 and a low of $0.44 in July 2019.
The market price of our common shares is affected by a variety of factors, including:
•	fluctuations in interest rates;
•	fluctuations in the availability or the price of oil and chemicals;
•	fluctuations in foreign currency exchange rates;
•	announcements by us or our competitors;
•	changes in our relationships with customers or suppliers;
•	actual or anticipated fluctuations in our semi-annual and annual results and those of other public companies in our industry;
•	changes in United States or foreign tax laws;
•	actual or anticipated fluctuations in our operating results from period to period;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	market conditions in the shipping industry and the general state of the securities markets;
•	mergers and strategic alliances in the shipping industry;
•	changes in government regulation;
•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;
•	the loss of any of our key management personnel;
•	our failure to successfully implement our business plan; and
•	issuance of shares.
There is no guarantee of a continuing public market for you to resell our common shares.
Our common shares currently trade on the Nasdaq Capital Market. We cannot assure you that an active and liquid public market for our common stock will continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. The price of our common stock may be volatile and may fluctuate due to factors such as:
•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the shipping industry;
•	market conditions in the shipping industry and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts; and
•	announcements concerning us or our competitors.

Further, lack of trading volume in our stock may affect investors’ ability to sell their shares. Our common shares have been experiencing low daily trading volumes in the market. As a result, investors may be unable to sell all or any of their shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.
The market price of our common shares has recently declined significantly. If the average closing price of our common shares declines to less than $1.00 over 30 consecutive trading days, our common shares could be delisted from Nasdaq or trading could be suspended.
On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market. Our common shares continue to trade on Nasdaq under the symbol “TOPS”. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market. We then fulfilled the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).
On June 27, 2017, we received written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until December 26, 2017. We regained compliance on August 17, 2017.
On October 10, 2017, we received written notification from Nasdaq indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until April 9, 2018. After requesting a grace period from Nasdaq, we regained compliance on April 11, 2018.
On March 11, 2019, we received written notification from Nasdaq, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer met the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until September 9, 2019. From the date of receipt of the written notification from Nasdaq until the date of this prospectus our stock is trading below $1.00.
We currently have an annual general meeting of shareholders scheduled for August 7, 2019, or the Meeting.  One of the proposals for the Meeting is the approval of a single amendment to our Third Amended and Restated Articles of Incorporation, as amended, to effect a single reverse stock split of our issued common shares at a ratio of not less than one-for-two and not more than one-for-20, with the exact ratio to be set at a whole number within this range to be determined by our Board, in order to regain compliance with Nasdaq listing rules.
A renewed or continued decline in the closing price of our common shares on Nasdaq could result in a breach of these requirements.  Although we would have an opportunity to take action to cure such a breach, if we do not succeed, Nasdaq could commence suspension or delisting procedures in respect of our common shares.  The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted common shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such common shares. A suspension or delisting would likely decrease the attractiveness of our common shares to investors, may constitute a breach under certain of our credit agreements and constitute an event of default under certain classes of our preferred stock and cause the trading volume of our common shares to decline, which could result in a further decline in the market price of our common shares.

Finally, if the volatility in the market continues or worsens, it could have a further adverse effect on the market price of our common shares, regardless of our operating performance.
We issued 14,093,853 common shares and 8,675,240 common shares as of the date of this prospectus during 2018 and 2019, respectively, through various transactions. Shareholders may experience significant dilution as a result of our offerings.
We have already sold large quantities of our common stock pursuant to previous public and private offerings of our equity and equity-linked securities.  We currently have an effective registration statement on Form F-3 (333-215577) for the sale of up $200,000,000, of which approximately $100.8 million has been sold.  We also have 28,158 Series E Preferred Shares outstanding which are convertible into approximately 46,930,000 common shares and 333,500 outstanding 2014 Warrants, as of the date of this prospectus.  All of the Series E Preferred Shares are held by Family Trading Inc., a company related to Mr. Evangelos Pistiolis, our President, Chief Executive Officer and Director.
Purchasers of the common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, redemptions of our Series E Preferred Shares, 2014 Warrants, or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.
Our issuance of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the amount of cash available for dividends payable on the shares of our common stock may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of the shares of our common stock may decline.
Future issuances or sales, or the potential for future issuances or sales, of our common shares may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
We have issued a significant number of our common shares and we may do so in the future. Shares to be issued in relation to a future follow-on offering could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.
The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of common stock in the market, including sales of common stock by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

Our Third Amended and Restated Articles of Incorporation, as amended, authorize our Board of Directors to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.
Future issuance of common shares may trigger anti-dilution provisions in our Series E Preferred Shares and affect the interests of our common shareholders.
The Series E Preferred Shares contain anti-dilution provisions that could be triggered by the issuance of common shares in a future offering, depending on their offering price. For instance, the issuance by us of common shares for less than $1.00 per common share, which is the current conversion price of the Series E Preferred Shares, could result in an adjustment downward of the Series E Preferred Shares conversion price and an increase in the number of common shares each Series E Preferred Share is converted into. These adjustments could affect the interests of our common shareholders and the trading price for our common shares. Furthermore the Series E Preferred Shares holders have the option to replace the fixed conversion price with a variable exercise price, namely 80% of the lowest daily VWAP of our common shares over the 20 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable conversion price be less than $0.60) and purchase such proportionate number of shares based on the variable conversion price in effect on the date of conversion. If using the variable conversion price of the Series E Preferred Shares, as of July 25, 2019, the Series E Preferred Shares have a conversion price of $0.60 and is converted into 1,667 common shares per Series E Preferred Share, as may be further adjusted.  As of the date of this prospectus, we have 28,158 Series E Preferred Shares outstanding which are convertible into approximately 46,930,000  common shares.  Moreover, future issuance of other equity or debt convertible into or issuable or exchangeable for common shares at a price per share less than the then current conversion price of the Series E Preferred Shares would result in similar adjustments.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
Our corporate affairs are governed by Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws, as further amended, and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.
We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
Anti-takeover provisions in our organizational documents as well as our stockholders rights agreement could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Several provisions of our Third Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-Laws, as amended, could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.
These provisions include:
•	authorizing our Board of Directors to issue “blank check” preferred stock without stockholder approval;
•	providing for a classified Board of Directors with staggered, three-year terms;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders;
•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•	restricting business combinations with interested shareholders.
In addition, we have entered into a stockholders rights agreement that will make it more difficult for a third party to acquire significant stake in us without the support of our Board of Directors.
The above anti-takeover provisions and the provisions of our stockholders rights agreement could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

RISKS RELATED TO OUR RELATIONSHIP WITH OUR FLEET MANAGER AND ITS AFFILIATES

We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.
Our executive management team, provided by Central Mare, consists of Evangelos J. Pistiolis; Alexandros Tsirikos, our Chief Financial Officer and Director; Vangelis G. Ikonomou our Chief Operating Officer and Konstantinos Patis, our Chief Technical Officer. We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Furthermore, upon delivery of any vessels we may acquire, we expect to subcontract their day-to-day management to our Fleet Manager. Our Fleet Manager is a related party affiliated with the family of Mr. Pistiolis. We are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager’s services or its failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:
•	continue to operate our vessels and service our customers;
•	renew existing charters upon their expiration;
•	obtain new charters;
•	obtain financing on commercially acceptable terms;
•	obtain insurance on commercially acceptable terms;
•	maintain satisfactory relationships with our customers and suppliers; and
•	successfully execute our growth strategy.
Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.
Our Fleet Manager is a privately held company. The ability of our Fleet Manager to provide services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager’s financial strength, and there may be limited publicly available information about its financial condition. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.
Our Fleet Manager may have conflicts of interest between us and its other clients.
We subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager may provide similar services for vessels owned by other shipping companies, and it also may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager’s performance of its obligations to us, on the one hand, and our Fleet Manager’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

RISKS RELATING TO THIS OFFERING
Investors may experience significant dilution as a result of this offering and future offerings.
We are selling         common shares and          Class A Warrants exercisable into          common shares, or          common shares and Class A Warrants exercisable into                common shares assuming exercise of the underwriters’ over-allotment option, which is approximately         %, or         % assuming exercise of the underwriters’ over-allotment option, of our issued and outstanding common shares through this offering pursuant to this prospectus.  The investors may resell some or all of the shares of our common shares we issue to them and such sales could cause the market price of our common shares to decline.  Under these circumstances, our existing stockholders would experience greater dilution.
Purchasers of the shares of our common shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may offer additional common shares in the future, which may result in additional significant dilution.
Our management team will have broad discretion over the use of the net proceeds from this offering.
Our management will use its discretion to direct the net proceeds from this offering. We intend to use the net proceeds of this offering, after deducting the Underwriters’ commissions and our estimated offering expenses, for general corporate purposes, which may include capital expenditures.  Our management’s judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
There is currently no public market for the Class A Warrants offered in this offering, and we can provide no assurance that a market for the Class A Warrants may develop, which may make it difficult for our investors to sell their Class A Warrants.
There is currently no market for the Class A Warrants. Holders of our Class A Warrants therefore have no access to information about prior market history on which to base their investment decisions. An active trading market for the Class A Warrants may never develop or, if developed, it may not be sustained. Our investors may not be able to sell Class A Warrants.
Holders of our Class A Warrants will have no rights as a holder of our common shares until they acquire our common shares by exercising their Class A Warrants.
Until a Class A Warrant holder acquires common shares upon exercise of its Class A Warrants, such holder will have no rights with respect to common shares issuable upon exercise of the Class A Warrants. Upon exercise of Class A Warrants, the holder will be entitled to exercise the rights of a holder of common shares only as to matters for which the record date occurs after the exercise date.
The exercise of Class A Warrants and the Underwriter’s Warrant would cause dilution, which could cause the price of our common shares to decline.
We will be issuing Class A Warrants to purchase     common shares (or     common shares if the underwriters exercise their option to purchase additional shares and Class A Warrants in full) and the Underwriter’s Warrant to purchase     common shares. Such warrants, when exercised, will increase the number of issued and outstanding common shares. Future issuances of our common shares upon the exercise of Class A Warrants and the Underwriter’s Warrant will cause immediate and substantial dilution to the ownership interests of existing holders of our common shares, including their relative voting rights. Such dilutive effect may cause the price of our common shares to decline.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
Matters discussed in this prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.
The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.  The forward-looking statements in this prospectus should be read in addition to the risks described in reports we file with the SEC, including our most recently file annual report filed on Form 20-F.
Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $         million or approximately $         million if the underwriters exercise their over-allotment option in full but assuming no exercise of the Class A Warrants, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.
We expect to use the net proceeds of this offering for working capital and general corporate purposes. You may not agree with how we use the proceeds of this offering. See “Risk Factors” on the beginning on page 13.

DESCRIPTION OF THE SECURITIES WE ARE OFFERING
For the complete terms of our capital stock, please refer to our amended and restated articles of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. The Business Corporation Act of the Republic of the Marshall Islands, or the BCA, may also affect the terms of our capital stock.
For purposes of the following description of capital stock, references to “us,” “we” and “our” refer only to Top Ships Inc. and not any of its subsidiaries.
Common Shares
The material terms of our common shares are set forth in the section entitled “Additional Information – Memorandum and Articles of Association” of our annual report on Form 20-F for the year ended December 31, 2018 filed on March 28, 2019 and incorporated herein by reference.  Our common shares are listed on the NASDAQ Capital Market under the symbol “TOPS.”  The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company LLC.
Class A Warrants
The following is a brief summary of certain terms and conditions of the warrants and is subject in all respects to the provisions contained in the warrants. You should review a copy of the warrant for a complete description of the terms and conditions applicable to the warrants filed on Form 6-K and incorporated herein by reference.
Term
The warrants are exercisable during the period beginning on           , 2019 and ending at 5:00 P.M. on           .
Exercise Price
The exercise price of the warrants is $          per common share. The exercise price is subject to appropriate adjustment in the event of certain stock splits, dividends, recapitalizations or similar events affecting our common shares.
Exercisability
Holders may exercise the warrants beginning on           , 2019 and at any time during the applicable term of the warrant. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed facsimile copy or PDF copy submitted by email and, within two trading days of delivering such notice, payment shall be made in full for the number of common shares purchased upon such exercise. If there is no effective registration statement registering the issuance and sale of the common shares underlying the warrants, the holder may exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant.
Exercise Limitation
Holders shall not have the right to exercise the warrant, to the extent that after giving effect to such exercise, such holder, together with such holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would beneficially own in excess of 9.99% of the common shares outstanding immediately after giving effect to such exercise.

No Fractional Shares
No fractional common shares will be issued upon exercise of the warrants. If there is a fractional share issuable upon exercise, we will, at our election, either pay a cash adjustment or it will be rounded up to the nearest whole share.
Transferability
Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.
Authorized Shares
During the period the warrants are outstanding, we will reserve from our authorized and unissued common shares a sufficient number of shares to provide for the issuance of common shares underlying the warrants upon the exercise of the warrants.
Exchange Listing
We do not plan on applying to list the warrants on Nasdaq or any other national securities exchange or any other nationally recognized trading system.
Pro Rata Distributions
Subject to certain limitations, if at any time during the period the warrants are outstanding we declare or make any dividend or any other distribution of our assets to holders of common shares, the warrant holders shall then be entitled to participate upon the same terms in an amount up to the number of common shares acquirable upon complete exercise of the warrant.
Fundamental Transactions
In the event of any fundamental transaction, as defined in the warrants and generally including any consolidation or merger with or into another entity, the sale of all or substantially all of our assets, tender offer or exchange offer, reorganization or recapitalization through which another entity acquires us, or reclassification of our common shares, then upon any subsequent exercise of the warrant, the warrantholder shall have the right to receive, for each common share that would have been issuable upon such exercise immediately prior to such fundamental transaction, the number of common shares of the successor or acquiring corporation .
Failure to Timely Deliver Securities
If we fail for any reason to deliver to a holder the number of common shares due to the holder pursuant to the holder’s written notice the earliest of (i) two (2) Trading Days after the delivery to the Company of the notice of exercise, (ii) one (1) Trading Day after delivery of the aggregate exercise price to the Company and (iii) the number of trading days comprising the standard settlement period after the delivery to the Company of the notice of exercise, we will pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of common shares subject to such exercise, $10 per trading day (increasing to $20 per trading day on the fifth trading day after such liquidated damages begin to accrue) for each trading day until such common shares are delivered or the holder rescinds such exercise.
Right as a Shareholder
Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our common  shares, the holders of the warrants do not have the rights or privileges of holders of our common shares, including any voting rights, until they exercise their warrants.
Waivers and Amendments
Any term of the warrants issued in the offering may be amended or waived with our written consent and the written consent of the holder.

DESCRIPTION OF SHARE CAPITAL
You should carefully review the description of our share capital under the heading “Item 10. Additional Information” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which is incorporated by reference herein. The following is a description of our Series E Perpetual Convertible Preferred Stock, which has been issued since our fiscal year ended December 31, 2018. The following description of the Series E Perpetual Convertible Preferred Stock is subject to and qualified in its entirety by reference to the Certificate of Designation (the “Certificate of Designation”) of the Series E Perpetual Convertible Preferred Stock, which is incorporated by reference herein.
Share Capital
Between January 1, 2019 and the date of this prospectus we have issued 1,947,000 common shares pursuant to exercises of 1,947,000 of our 2018 Warrants for gross proceeds of $1.5 million and 6,728,240 common shares pursuant to exercises of 1,268,000 of our 2014 Warrants for gross proceeds of $3.2 million.
For more information about the share capital of the Company please see Item 4. Information on the Company – A. History and Development of the Company found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.
Authorized Capitalization
Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 31,692,707 shares were issued and outstanding as of July 25, 2019 and 20,000,000 preferred shares with par value of $0.01 and 100,000 Series D Preferred Shares and 28,158 Series E Preferred Shares are issued and outstanding as of July 25, 2019. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
On September 14, 2016, we declared a dividend of one preferred share purchase right for each outstanding common share and adopted a shareholder rights plan, as set forth in a Stockholders Rights Agreement dated as of September 22, 2016, by and between us and Computershare Trust Company, N.A., as rights agent (now taken over by our new transfer agent, AST), described below under the section entitled “—Stockholders Rights Agreement”. In connection with the Stockholders Rights Agreement, we designated 1,000,000 shares as Series A Participating Preferred Stock, none of which are outstanding as of the date of this prospectus.
Common Shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of our preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Preferred Shares
Our Third Amended and Restated Articles of Incorporation authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, and the voting rights, if any, of the holders of the series.
Series B Convertible Preferred Shares
On November 22, 2016, we completed a private placement of up to 3,160 Series B Convertible Preferred Shares for an aggregate principal amount of up to $3.0 million. The Selling Securityholder purchased 1,579 Series B Convertible Preferred Shares at the initial closing of the Transaction and 527 Series B Convertible Preferred Shares on November 28, 2016 for a total of $2.0 million. The Selling Securityholder waived the right to purchase any additional Series B Preferred Shares. The description of the Series B Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series B Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement entered into in connection with the private placement. Copies of the Securities Purchase Agreement, Certificate of Designation of the Series B Convertible Preferred Shares and Registration Rights Agreement have been filed as exhibits to our Report on Form 6-K filed with the Commission on November 23, 2016. The waiver agreement was filed as an exhibit to our Report on Form 6-K filed with the Commission on January 10, 2017. As of August 15, 2017, we have issued 18,026 common shares in connection with the conversions of all of our Series B Convertible Preferred Shares, and there are currently no Series B Convertible Preferred Shares outstanding.
Series C Convertible Preferred Shares
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into our common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  The description of the Series C Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares entered into in connection with the private placement. Copies of the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on February 21, 2017. As of November 8, 2017, we have issued 904,646 common shares in connection with the conversions of all our Series C Convertible Preferred Shares, and there are currently no Series C Convertible Preferred Shares outstanding.
Series D Preferred Shares
On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.
On April 21, 2017, we were informed by ABN Amro Bank that we were in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our outstanding Common Shares. ABN Amro Bank requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in us. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.

The Series D Preferred Stock has the following characteristics:
Conversion. The Series D Preferred Shares are not convertible into common shares.
Voting. Each Series D Preferred Share has the voting power of 1,000 common shares.
Distributions. The Series D Preferred Shares shall have no dividend or distribution rights.
Maturity.  The Series D Preferred Shares shall expire and all outstanding Series D Preferred Shares shall be redeemed by us for par value on the date the currently outstanding loans with ABN Amro Bank and NORD/LB, or loans with any other financial institution, which contain covenants that require that any member of the family of Mr. Evangelos Pistiolis, maintain a specific minimum ownership interest (either directly and/or indirectly through companies or other entities beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of our issued and outstanding common shares, respectively, are fully repaid or reach their maturity date. The Series D Preferred Shares shall not be otherwise redeemable.
Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the Series D Preferred Shares shall have a liquidation preference of $0.01 per share.
Series E Convertible Preferred Stock
On April 1, 2019, we announced the sale of 27,129 newly issued Series E Perpetual Convertible Preferred Stock at a price of $1,000 per share to Family Trading Inc., a company affiliated with Evangelos Pistiolis, our President, Chief Executive Officer and director, in exchange for the full and final settlement of the loan facility between our Company and Family Trading dated December 23, 2015, as amended.
The Series E Perpetual Convertible Preferred Stock has the following characteristics:
Conversion. Each holder of Series E Perpetual Convertible Preferred Stock, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Perpetual Convertible Preferred Stock then held by such holder into our common shares at the conversion rate then in effect. Each Series E Perpetual Convertible Preferred Stock is convertible into the number of our common shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices: (i) $1.00, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Company’s common shares in any transaction from the date of the issuance the Series E Perpetual Preferred Stock onwards, but in no event will the conversion price be less than $0.60.
Limitations of Conversion. Holders of the shares of Series E Perpetual Convertible Preferred Stock shall be entitled to convert the Series E Perpetual Convertible Preferred Stock in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.
Voting.  The holders of Series E Perpetual Convertible Preferred Stock are entitled to the voting power of one thousand (1,000) common shares of the Company. The holders of Series E Perpetual Convertible Preferred Stock and the holders of our common shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company. The holders of Series E Perpetual Convertible Preferred Stock have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Perpetual Convertible Preferred Stock shall be entitled to receive the net assets of the Company pari passu with the Common Stock.
Redemption.  The Company at its option shall have the right to redeem a portion or all of the outstanding Series E Perpetual Convertible Preferred Stock. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series E Perpetual Convertible Preferred Stock, or the Liquidation Amount, plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 29, 2020 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 29, 2020, plus an amount equal to any accrued and unpaid dividends on such Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, the Company shall first provide one business day advanced written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Perpetual Convertible Preferred Stock. Upon the expiration of the one business day period, the Company shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.
The Series E Perpetual Convertible Preferred Stock shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.
Dividends. The holders of outstanding Series E Perpetual Convertible Preferred Stock shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Perpetual Convertible Preferred Stock computed on the basis of a 365-day year and the actual days elapsed.
Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Perpetual Convertible Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Company’s Board of Directors may fix a record date for the determination of holders of Series E Perpetual Convertible Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.
Ranking. All shares of Series E Perpetual Convertible Preferred Stock shall rank pari passu with all classes of our common stock.
Shareholder Meetings
Under our Amended and Restated By-Laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by our Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors
Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-laws, as further amended, prohibit cumulative voting in the election of directors.
Our Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.
Classified Board
Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our Company. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Election and Removal
Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than our Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other of our employees or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.
Anti-takeover Provisions of our Charter Documents
Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Business Combinations
Our Third Amended and Restated Articles of Incorporation include provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:
•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.
Limited Actions by Shareholders
Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.
Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock
Under the terms of our Third Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management.
Super-majority Required for Certain Amendments to Our By-Laws
On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by-laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of our Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.
Stockholders Rights Agreement
On September 14, 2016, our Board of Directors declared a dividend of one preferred share purchase right, or a Right, for each outstanding common share and adopted a shareholder rights plan, as set forth in the Stockholders Rights Agreement dated as of September 22, 2016, or the Rights Agreement, by and between us and Computershare Trust Company, N.A. (now taken over by our new transfer agent, AST), as rights agent.
The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the approval of our Board of Directors. If a shareholder’s beneficial ownership of our common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the applicable threshold, that shareholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the shareholder increases its ownership percentage by 1% or more.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board of Directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which is an exhibit to the Form 8-A filed by us on September 22, 2016 and incorporated herein by reference. The foregoing description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced only by certificates that represent our common shares. New Rights will accompany any new of our common shares issued after October 5, 2016 until the Distribution Date described below.
Exercise Price. Each Right allows its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, or a Series A Preferred Share, for $50.00, or the Exercise Price, once the Rights become exercisable. This portion of a Series A Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights are not exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common shares.
Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Exchange Act—are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.
For persons who, prior to the time of public announcement of the Rights Agreement, beneficially own 15% or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.
The date when the Rights become exercisable is the “Distribution Date.” Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Series A Preferred Share Provisions
Each one one-thousandth of a Series A Preferred Share, if issued, will, among other things:
•	not be redeemable;
•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of the our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of our shareholders.
The value of one one-thousandth interest in a Series A Preferred Share should approximate the value of one common share.
Consequences of a Person or Group Becoming an Acquiring Person.
•
Flip In.  If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other of our securities) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

•
Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) we merge into another entity; (ii) an acquiring entity merges into us; or (iii) we sell or transfer 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

•
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption. Our Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock dividend or a stock split.
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other of our securities having a value approximately equal to one common share.
Expiration. The Rights expire on the earliest of (i) September 22, 2026; or (ii) the redemption or exchange of the Rights as described above.
Anti-Dilution Provisions. The Board may adjust the purchase price of the Series A Preferred Shares, the number of Series A Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series A Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

2014 Warrants
Our 2014 Warrants contain certain anti-dilution provisions, which were triggered as a result of the reverse stock split, Series B Transaction, the Equity Line Offering, Series C Transaction, First Purchase Agreement, Second Purchase Agreement and Amended Family Trading Credit Facility. As of the date of this prospectus, the exercise price of our outstanding 2014 Warrants is $0.33 per warrant and each warrant can buy 7.55 common shares. Also, each warrant holder could, in its sole discretion, replace the fixed exercise price with a variable exercise price currently 75% of the lowest daily VWAP of our common shares over the 21 consecutive trading days expiring on the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) and buy a proportionate number of common shares based on the variable price in effect on the date of exercise.  As of the date of this prospectus, an aggregate 4,621,611 of the 2014 Warrants have been exercised for a total issuance of 6,947,491 common shares and there are 333,500 outstanding 2014 Warrants.
2018 Warrants
On October 26, 2018, the Company priced a public offering of 2,000,000 shares of common stock, and warrants to purchase 3,500,000 common shares (the “2018 Warrants”), at $1.50 per common share and $0.00001 per warrant. The 2018 Warrants had an exercise price of $1.50 per share and expired four months from the date of issuance. Each warrant granted the warrant holder the option to purchase one common share of the Company at any time within the abovementioned term.  By February 25, 2019 all of the 2018 Warrants were exercised for 3,500,000 common shares and gross proceeds of $3.8 million.

CAPITALIZATION
The following table sets forth our consolidated capitalization as of December 31, 2018:
o	on an actual basis;
o	on an as adjusted basis to give effect to the following transactions which occurred between December 31, 2018 and July 25, 2019:
◾
the exercise of 1,947,000 warrants issued in conjunction with the underwritten public offering launched on October 24, 2018 into the same number of common shares, with aggregate net proceeds of $1.4 million;

◾	the exercise of 1,268,000 2014 Warrants into 6,728,240 number of common shares, with aggregate net proceeds of $3.2 million;
◾	the drawdown of $6.8 million under the Alpha Bank Predelivery Facility;
◾	the drawdown of $10.5 million under the AT Bank Bridge Facility;
◾	the drawdown of $1.5 million under the Alpha Bank Top-up Facility;
◾
the drawdown of $21.7 million from the sale and leaseback (“SLB”) of M/T Nord Valiant from BoComm Leasing and the prepayment of $18.6 million of the outstanding loan under the Tranche C of the ABN Facility (The SLB with will be accounted as a financing transaction);

◾
the drawdown of $24.1 million from the SLB of M/T Eco California to BoComm Leasing and the repayment of $10.1 million of the second AT Bank Predelivery (The SLB with will be accounted as a financing transaction);

◾
the drawdown of $32.4 million from the sale and leaseback of M/T Eco Marina Del Ray from Cargill and the repayment of $10.1 million of the second Alpha Bank Predelivery Facility (The SLB with will be accounted as a financing transaction);

◾	the drawdown of $45.7 million from the sale and leaseback of M/T Eco Bel Air from CMBFL (The SLB with will be accounted as a financing transaction);
◾	the drawdown of $45.7 million from the sale and leaseback of M/T Eco Beverly Hills from CMBFL (The SLB with will be accounted as a financing transaction);
◾	$5.2 million of scheduled debt repayments under the ABN Amro, the NORD/LB, the AT Bank, the BoComm Leasing, the Cargill, the CMBFL and the Alpha Bank Senior Credit facilities;
◾	the exchange of $24.7 million of the Family Trading Facility, for 24,744 Series E Perpetual Convertible Preferred Shares; and
◾	the issuance of 3,414 Series E Perpetual Convertible Preferred Shares in exchange for accrued interest, fees and dividends
o
on a further adjusted basis, assuming our issuance and sale of the maximum amount of $5.0 million of our common stock at an assumed offering price of $        per share (i.e.          common shares), representing our closing stock price on          , 2019.

There have been no significant adjustments to our capitalization since December 31, 2018, other than the adjustments described above. This table should be read in conjunction with the section of this prospectus supplement entitled “Use of Proceeds,” and the consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 28, 2019 and incorporated by reference herein.

	As at December 31, 2018
(Expressed in thousands of U.S. Dollars, except number of shares and per share data)	Actual	As Adjusted	As Further Adjusted
Debt:(1)
Current portion of long term debt	$10,210	$17,378		$17,378
Short Term Debt	13,416	10,396		10,396
Non-current portion of long term debt	101,358	241,520		241,520
Long term debt from related parties	15,671	-		-
Total debt	140,655	269,294		269,294
Mezzanine equity:
Preferred stock Series E, $0.01 par value; 0 shares issued and outstanding at December 31, 2018, 28,158 shares issued and outstanding at December 31, 2018 as adjusted and as further adjusted	-	28,158		28,158
Shareholders’ equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 23,017,467 shares issued and outstanding at December 31, 2018, 31,692,707 shares issued and outstanding at December 31, 2018 as adjusted and shares issued and outstanding at December 31, 2018, as further adjusted	230	317
Preferred stock Series D and Series E, $0.01 par value; 100,000 and 0 shares issued and outstanding at December 31, 2018, 100,000 and 28,158 shares issued and outstanding as adjusted and as further adjusted	1	1		1
Additional paid-in capital	411,829	407,194
Accumulated deficit	(307,779)	(307,779)		(307,779)
Total Shareholders’ and Mezzanine equity	104,281	127,891
Total capitalization	$244,936	$397,185	$

(1) Our long term indebtedness (both current and non-current portions), is secured by mortgages on our owned ships and is guaranteed by us. The related party indebtedness is unsecured.

DILUTION
Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of December 31, 2018 was $104.3 million in total and $4.53 per share for the number of shares for the existing shareholders at the offering.
The as adjusted net tangible book value as of December 31, 2018 would have been approximately $  million, or $  per common share if the issuance and sale by us of  common shares at $    per share in this offering, after deducting underwriting discounts and estimated offering expenses. This represents an immediate decrease in net tangible book value of $ per share to the existing shareholders and an immediate accretion in net tangible book value of $ per share to new investors.
The following table illustrates the pro forma per share accretion and decrease in net tangible book value as of December 31, 2018:
Public offering price per share of common stock	$
Net tangible book value per share before this offering		$4.53
Decrease in net tangible book value attributable to new investors in this offering	$
As adjusted net tangible book value per share after giving effect to this offering	$
Accretion per share to new investors	$

The following table summarizes, as of December 31, 2018 on an as adjusted basis for this public offering, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and average price per share paid by you as a new investor in this offering, based upon the public offering price of $          per share.
	As Adjusted Shares Outstanding			Total Consideration ($ millions)
	Number	Percent		Amount	Percent		Average Price Per Share
Existing shareholders	23,017,467		%	$104.3		%		$4.53
New investors *			%		$	%	$
Total *		100%				$100%	$
* Before deducting underwriting discounts and commissions and estimated expenses of $  million.

BUSINESS
Our Company
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this prospectus, our fleet consists of two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, and six 50,000 dwt product/chemical tankers, the M/T Stenaweco Excellence, M/T Nord Valiant, M/T Stenaweco Elegance, M/T Eco Palm Desert, the M/T Eco California and the M/T Eco Marina Del Ray and two 159,000 dwt Suezmax tankers, the M/T Eco Bel Air and M/T Eco Beverly Hills as well as two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Holmby Hills and the M/T Palm Springs .
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
Our Fleet
The following tables present our fleet list as of the date of this prospectus:
Owned and operating MR Tanker vessels:

Name	Deadweight	Vessel Type	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Fleet	39,000	Medium Range (“MR”) Tanker	Clearlake Shipping Pte Ltd	April 2022	1+1 years	$12,600 1st year, $13,100 2nd year and $13,600 3rd year / $14,350 / $15,600
M/T Eco Revolution	39,000	Medium Range (“MR”) Tanker	BP Shipping Limited	January 2021	1+1 years	$13,500 / $16,000 / $16,750
M/T Stenaweco Excellence	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	November 2020	1+1 years	$15,000 until June 2019 and $16,200 after / $17,200 / $18,000
M/T Nord Valiant	50,000	Medium Range (“MR”) Tanker	DS Norden A/S	August 2021	1+1 years	$16,800 / $17,600 / $18,400
M/T Stenaweco Elegance	50,000	Medium Range (“MR”) Tanker	Stena Weco A/S	March 2021	1+1 years	$16,500 / $17,500 / $18,500
M/T Eco Palm Desert	50,000	Medium Range (“MR”) Tanker	Shell Tankers Singapore Private Limited	September 2021	1 year	$13,300 plus 50% profit share/ $13,950 plus 50% profit share
M/T Eco California	50,000	Medium Range (“MR”) Tanker	Shell Tankers Singapore Private Limited	January 2021	1 year	$13,750 plus 50% profit share/ $13,950 plus 50% profit share
M/T Eco Marina Del Ray	50,000	Medium Range (“MR”) Tanker	Cargill	March 2020	1+1 years	$16,000 / $17,000 / $18,000

Owned and operating Suezmax vessels:

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Bel Air	157,000	BP Shipping Limited	April 2020	1+1 years	$24,500 / $27,500 / $29,000
M/T Eco Beverly Hills	157,000	BP Shipping Limited	May 2020	1+1 years	$24,500 / $27,500 / $29,000

Chartered-in vessels:

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Stenaweco Energy	50,000	Stena Weco A/S	February 2021	1+1 years	$15,616 / $17,350 / $18,100
M/T Stenaweco Evolution	50,000	Stena Weco A/S	October 2021	1+1 years	$15,516 / $17,200 / $18,000

Joint Venture fleet (50% owned):

Name	Deadweight	Charterer	End of firm period	Charterer’s Optional Periods	Gross Rate fixed period/ options
M/T Eco Holmby Hills	50,000	Clearlake Shipping Pte Ltd	March 2021	1+1 years	$14,100 1st year, $14,600 2nd year and $15,025 3rd year / $15,400 / $16,400
M/T Eco Palm Springs	50,000	Clearlake Shipping Pte Ltd	May 2021	1+1 years	$14,250 1st year, $14,750 2nd year and $15,175 3rd year / $15,550 / $16,550

Competitive Strengths
Experienced Management Team. Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers, some of whom have been with us for more than 10 years, with extensive experience in all aspects of the shipping industry and management of diversified fleets. Our management team’s experience encompasses the commercial, technical, management and financial areas of our business, and we believe that their extensive experience will promote focused marketing efforts, tight quality and cost controls, effective operations and safety.
Modern, Fuel Efficient Fleet. All of our vessels have the latest-generation, fuel efficient design and specifications. Additionally, all our vessels have IMO II/III designation specifications that enable them to transport a wide variety of oil products, including certain chemical cargoes, which we believe will make our vessels attractive to a wide base of charterers. We believe that modern, fuel-efficient vessels like ours command higher charter rates than conventional vessels.

Relationships with Well-Known Charterers. We have built relationships with many well-known charterers, which we believe is the result of our reputation for reliable service, safety and dependability. Through a combination of fixed period time charters and spot charters, we have historically provided services to many national, regional and international oil companies, charterers and oil traders, including Shell, BP, ExxonMobil, Petrobras, ConocoPhillips, Pemex, Hellenic Petroleum, Glencore, Vitol and Trafigura. We focus on the needs of our customers and intend to acquire tankers and upgrade our fleet based on the requirements and specifications of our charterers, which we believe will enable us to obtain repeat business from our customers. As of the date of this prospectus, all of our vessels are employed on multi-year time charters, four with StenaWeco A/S, three with BP Shipping Limited, two with Shell and one with Dampskibsselskabet NORDEN A/S.
Business Strategy
Our business strategy is focused on expanding our fleet by identifying potential acquisition targets on terms that we believe will create shareholder value. Our acquisition strategy focuses on the acquisition and operation of the latest generation tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt, consistent with our current fleet. We believe that recent advances in shipbuilding design and technology should make these latest generation vessels more fuel-efficient than older vessels that compete with us for charters, providing us with a competitive advantage over owners of older vessels.
We may also invest in assets that are outside the focus of our business strategy, but are in line with our vessel owning and operating history, if we are presented with investment opportunities that we consider attractive. Historically, in addition to product/chemical tankers, we have owned and operated crude oil tankers and dry bulk vessels.
Additionally, we aim to further nurture and maintain our relationships with participants in the international shipping industry, including leading charterers, national and independent oil companies, oil traders, brokers, suppliers, classification societies, insurers, shipyards and others.
The key elements of our business strategy are:
Timely and Opportunistic Acquisitions. We intend to grow our fleet through timely and selective acquisitions of modern, fuel efficient vessels in a manner that we expect to be accretive to our earnings per share. Our acquisition strategy focuses on the acquisition and operation of the latest generation tankers with fuel-efficient specifications and sizes of greater than 38,000 dwt. We also continuously monitor acquisition opportunities in various sectors of the shipping industry. We seek to identify, analyze and opportunistically invest in vessels as attractive opportunities arise.
Focus on high specification ECO modern tonnage. All of the vessels in our fleet are built with the latest generation fuel-efficient design and specification, and we intend to focus our acquisition strategy on additional modern fuel-efficient vessels.
Capitalize on relationships with high-quality customers. We plan to continue to cultivate relationships with major international oil companies and other well-known charterers for our vessels in order to minimize counter party risk.
Occasionally, act opportunistically and take advantage of attractive market opportunities even if not in line with our principal growth strategy. We may also invest in assets that are outside our principal growth strategy, but are in line with our vessel owning and operating history, if we are presented with investment opportunities that we consider attractive.

Management of our Fleet
Our Fleet Manager provides all operational, technical and commercial management services for our fleet. Please see the section entitled “Monaco Letter Agreement, Management Agreements, and Other Agreements” herein.
Officers, Crewing and Employees
As of the date of this prospectus, our employees include our executive officers and a number of administrative employees whose services are provided according to an agreement with Central Mare Inc (“Central Mare”), a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. Please see the section entitled “Central Shipping Monaco Letter Agreement, Management Agreements, and Other Agreements” herein. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.
Customers
Our customers include national, regional and international companies. We have historically derived a significant part of our revenue from a small number of charterers. In 2018, 100% of our revenue was derived from four charterers, 55% from Stena Weco A/S, 26% from BP Shipping Limited, 15% from DS Norden A/S and 4% from Central Tanker Chartering Inc, a related party affiliated with the family of Evangelos J. Pistiolis. In 2017, 100% of our revenue was derived from three charterers, 56% from Stena Weco A/S, 28% from BP Shipping Limited and 16% from DS Norden A/S. In 2016, 100% of our revenue was derived from three charterers, 54% from Stena Weco A/S, 38% from BP Shipping Limited and 8% from DS Norden A/S. We strategically monitor developments in the tanker industry on a regular basis and, subject to market demand, seek to adjust the charter hire periods for our vessels according to prevailing market conditions.
Seasonality
We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results. However, to the extent that our vessels are chartered at fixed rates on a long-term basis, seasonal factors will not have a significant direct effect on our business.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. Our vessels are covered up to at least their fair market value, with deductibles of $100,000 per vessel per incident. For any vessels that are under bareboat charters, the charterer is responsible for arranging and paying for all insurances that may be required.
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”  Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim.
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

• International Maritime Organization
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2012, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. All of our vessels comply with IBC Code regulations.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. All of our vessels comply with ESH Code requirements.
• Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. All our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, orMEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% Sulfur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs in the long term, taking into consideration that all our current fleet vessels are constructed prior January 1, 2016.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. All of our vessels comply with standards.
All of our vessels currently in service have been designed to operate effectively with HFO and ULHFO. Two of our vessels have been built as “scrubber ready” and three of our vessels have been built as “scrubber fitted” and applicable notations has been assigned by the Classification Society.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

• Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards). All of our current fleet vessels’ comply with respective SOLAS structural requirements.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
• Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate. All of our vessels comply with BWM Convention.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.   Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  All of our vessels are equipped with BWMS and comply with D-1/D-2 standards.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. All of our vessels comply with the BWM Convention.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.  All of our vessels are in possession of CLC for Bunker Oil Pollution Damage issued Certificate attesting that the required insurance coverage is in force.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
• Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
•	The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
 (v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. All of our vessels comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We currently comply with all applicable state regulations in the ports where our vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
• Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for all our vessels where required.
• European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
• International Labor Organization
The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  All our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. All of our vessels comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., DNV-GL, American Bureau of Shipping, Lloyd’s Register of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Set forth below are the names, ages and positions of our directors, executive officers and key employees. Members of our Board of Directors are elected annually on a staggered basis and each director elected holds office for a three-year term.
Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.
Name	Age	Position
Evangelos J. Pistiolis	46	Director, President, Chief Executive Officer
Alexandros Tsirikos	45	Director, Chief Financial Officer
Konstantinos Patis	45	Chief Technical Officer
Konstantinos Karelas	46	Independent Non-Executive Director
Stavros Emmanouil	76	Independent Non-Executive Director
Paolo Javarone	45	Independent Non-Executive Director
Vangelis G. Ikonomou	54	Chief Operating Officer

Biographical information with respect to each of our directors and executives is set forth below.
Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer, and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999, where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor’s degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day-to-day operations of a small fleet of drybulk vessels. From 1994 through 1995, he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.
Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos is a U.K. qualified Chartered Accountant (ACA) and has been employed with TOP Ships Inc. since July 2007 as our Corporate Development Officer. Prior to joining TOP Ships Inc., Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team, thereby drawing experience both from consulting as well as auditing. As a member of PwC’s Advisory team, he led and participated in numerous projects in the public and the private sectors, including strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the PwC’s Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master’s of Science in Shipping Trade and Finance from City University of London and a Bachelor’s degree with Honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.
Konstantinos Patis has served as our Chief Technical Officer since January 2018. Mr. Patis holds a Master’s of Science and a Bachelor’s degree, both in Marine Engineering from the University of Newcastle upon Tyne in the UK, as well as a Bachelor’s degree in Naval Architecture from the Technological Educational Institute of Athens, in Greece. He started his carrier in 1997 acting as a Superintendent Engineer, thereafter as Fleet Manager and from 2014 as Technical Manager in various ship management companies in Greece, like Cyprus Sea Lines, Technomar Shipping, Aeolian Investments, Arion Shipping operating diverse fleets of Tankers, Bulk Carriers and Containers and was involved in the technical supervision, repairs, dry docks and construction of new projects.

Konstantinos Karelas has served on our Board of Directors and has been member of the Audit Committee since April 2014. Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.
Stavros Emmanouil has served on our Board of Directors since December 31, 2017 and has been member of the Audit Committee since December 2018. Captain Stavros Emmanouil has 47 years of experience in the shipping industry and expertise in operation and chartering matters. He obtained a Naval Officers degree from ASDEN Nautical Academy of Aspropyrgos, Greece and earned a Master Mariners degree in 1971. He has worked in various management capacities at Compass United Maritime and Primal Tankers Inc. From 2004 to 2009 he was the Chief Operating Officer of the Company. After leaving the Company, Captain Stavros Emmanuel has been an independent advisor to various shipping companies.
Paolo Javarone has served on our Board of Directors since September 1, 2014. Mr. Javarone is a member of the Italian Shipbrokers Association. From 2000, Mr. Javarone has been working for Sernavimar S.R.L., one of the most reputable shipbroking houses in Italy, which cooperates with many of the oil major companies and trading associations of the industry. From 1994 to 2000, Mr. Javarone worked for Genoa Sea Brokers in the tanker wing of the company specializing in clean petroleum products and edible markets. Previously, Mr. Javarone worked for S.a.n.a. Eur, a company based in Rome Italy, where he was tasked with supplying energy and offshore supply. Before S.a.n.a., Mr. Javarone worked for Sidermar di Navigazione S.P.A. in the dry cargo field. Mr. Javarone holds a Shipbroker degree from National Agents Association Shipbroking School in Italy and a degree in Shipping Economics and Law from Nautical Maritime School in Italy.
Vangelis G. Ikonomou is our Chief Operating Officer. Prior to joining us, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Master’s degree in Shipping Trade and Finance from the City University Business School in London, a bachelor’s degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.
Compensation
We have changed our compensation policy a number of times in the past and as of January 1, 2019 the fees we pay for the provision of all our executive officers are set to $0.36 million per annum, representing a reduction of 85% from previous levels.
On September 1, 2010, we entered into separate agreements with Central Mare, a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director, pursuant to which Central Mare furnishes our four executive officers as described below.  During the fiscal year ended December 31, 2018, we paid to the members of our senior management and to our director’s aggregate compensation of $4.7 million. We do not have a retirement plan for our officers or directors.
Under the terms of the agreement for the provision of our Chief Executive Officer, we are obligated to pay annual base salary and a minimum cash bonus. The initial term of the agreement expired on August 31, 2014 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Chief Executive Officer’s employment is terminated without cause, he is entitled to certain personal and household security costs. If he is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, the Chief Executive Officer is entitled to receive a cash payment of ten million Euros. The agreement also contains death and disability provisions. In addition, the Chief Executive Officer is subject to non-competition and non-solicitation undertakings.
Under the terms of the agreement for the provision of our Chief Operating Officer, we are obligated to pay annual base salary and additional incentive compensation as determined by our Board of Directors. The initial term of the agreement expired on August 31, 2011 and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, he is entitled to receive a cash payment of three years’ annual base salary. The agreement also contains death and disability provisions. In addition, our Chief Operating Officer is subject to non-competition and non-solicitation undertakings.
Under the terms of the agreement for the provision of our Chief Financial Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2012, and is automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term.
If our Chief Financial Officer is removed from our Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare’s rights to pursue damages for such termination. In the event of a change of control, our Chief Financial Officer is entitled to receive a cash payment equal to three years’ annual base salary. The agreement also contains death and disability provisions. In addition, our Chief Financial Officer is subject to non-competition and non-solicitation undertakings.
Under the terms of our agreement for the provision of our Chief Technical Officer, we are obligated to pay annual base salary. The initial term of the agreement expired on August 31, 2011, however the agreement is being automatically extended for successive one-year terms unless Central Mare or we provide notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control, the Chief Technical Officer is entitled to receive a cash payment equal to three years’ annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.
Equity Incentive Plan
On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 1 common share was reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of our Board of Directors.
On April 15, 2015, we granted 1 restricted share to Central Mare under the 2015 Plan. The share will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $1,962,000.
On June 30, 2015, one-eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $1,854,000.
On June 30, 2016, one-eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $304,200.
On June 30, 2017, one-eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $252.
On June 30, 2018, one-eighth share of the 2015 Plan vested. The fair value of the share on the vesting date was $0.95.

Board Practices
Our Board of Directors is divided into three classes. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. We currently have two executive directors and three independent non-executive directors. The term of our Class I directors, Stavros Emmanuel and Evangelos J. Pistiolis expires at the annual general meeting of shareholders in 2020. The term of our Class II directors, Paolo Javarone and Konstantinos Karelas, expires at the annual general meeting of shareholders in 2021. The term of our Class III director, Alexandros Tsirikos, expires at the annual general meeting of shareholders in 2019.
Committees of our Board of Directors
We currently have an audit committee composed of three independent members, which are responsible for reviewing our accounting controls and recommending to our Board of Directors, the engagement of our outside auditors. Konstantinos Karelas, Paolo Javarone and Stavros Emmanouil, whose biographical details are included in the section entitled “Directors and Senior Management” above in this prospectus, are the members of the audit committee, and our Board of Directors has determined that they are independent under the Nasdaq corporate governance rules.
Our compensation committee and nominating and governance committees are currently composed of the following three members: Konstantinos Karelas, Paolo Javarone and Stavros Emmanouil. The compensation committee carries out our Board of Directors’ responsibilities relating to compensation of our executive and non-executive officers and provides such other guidance with respect to compensation matters as the committee deems appropriate. The nominating and governance committee assists our Board of Directors in: (i) identifying, evaluating and making recommendations to our Board of Directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill vacancies on our Board of Directors; (ii) developing and recommending to our Board of Directors a set of corporate governance guidelines and principles applicable to the Company; and (iii) reviewing the overall corporate governance of the Company and recommending improvements to our Board of Directors from time to time.
As a foreign private issuer, we are exempt from certain Nasdaq requirements that are applicable to U.S. domestic companies.
Employees
We have only one direct employee while our four executive officers and a number of administrative employees are furnished to us pursuant to agreements with Central Mare, as described above. Our Fleet Manager ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2016, 2017 and 2018, we employed 131, 154 and 173 sea going employees, indirectly through our sub-managers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our common shares, as of July 25, 2019, held by: (i) each person or entity that we know beneficially owns 5% or more of our common stock and (ii) all our executive officers, directors and key employees as a group. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class
Lax Trust	46,930,016	59.7%

 The above information is derived, in part, from the Schedule 13D/A filed with the SEC on June 25, 2019 as updated for subsequent corporate events. The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The business address of the Lax Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The above percentage ownership is based on 78,622,707 common shares outstanding, which is calculated for purposes of the Schedule 13D/A by taking the sum of (i) 31,692,707 common shares outstanding, and (ii) 46,930,000 common shares issuable upon the conversion of 28,158 Series E Preferred Shares held by Family Trading, all figures being as of June 25, 2019. The Lax Trust may also be deemed to hold all of the 100,000 outstanding shares of our Series D Preferred Stock. Each Series D Preferred Share carries 1,000 votes. By its ownership of 100% of our Series D Preferred Shares, Lax Trust has control over our actions.
As of the date of this prospectus, we had five shareholders of record, two of which were located in the United States and held an aggregate of 31,692,707 shares of our common stock, representing 99% of our outstanding shares of common stock. However, the U.S. shareholder of record is Cede & Co., which held shares of our common stock. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Newbuilding Vessel Acquisitions
Between February 2018 and January 2019, we entered into a series of transactions regarding the purchase of our newbuilding and joint venture vessels. For more information, please see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.” of our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.
Central Mare Letter Agreement, Management Agreements, and Other Agreements:
On September 1, 2010, we entered into separate agreements with Central Mare pursuant to which Central Mare furnishes our executive officers to us. On January 1, 2019, Central Mare reduced the fees we pay for the provision of our executive officers to $0.03 million per month.
Central Shipping Inc New Letter Agreement and Management Agreements
On January 1, 2019, we terminated the Letter Agreement with Central Shipping Monaco without incurring any penalties and on the same date we entered into a new letter agreement, or the New Letter Agreement, with Central Shipping Inc (“CSI”), a related party controlled by the family of Mr. Evangelos Pistiolis, and on the same date we entered into management agreements between CSI and its vessel-owning subsidiaries.
The New Letter Agreement can only be terminated on eighteen months’ notice, subject to a termination fee equal to twelve months of fees payable under the New Letter Agreement.
Pursuant to the New Letter Agreement, management fees remain the same except for the fact that the technical and the commercial management fees have been consolidated into one daily management fee and this has been reduced from $923 to $550 per day. Furthermore, the fee per day for superintendent visits has been reduced from $541 to $500.
The New Letter Agreement and the management agreements have an initial term of five years, after which they will continue to be in effect until terminated by either party subject to an eighteen month advance notice of termination.
Charter Party with Central Tankers Chartering Inc
On September 1, 2017 we entered into a time charter party with Central Tankers Chartering Inc (“Central Tankers Chartering”), a related party affiliated with the family of Evangelos J. Pistiolis, for the vessel M/T Eco Palm Desert. The time charter is for a firm period of three years at a daily rate of $14,750 with two optional years at daily rates of $15,250 and $15,750 respectively, at Central Tankers Chartering’s option. On April 1, 2019 the Charter Party with Central Tankers Chartering was terminated without any penalties and the vessel started a time charter with Shell Tankers Singapore Private Limited (“Shell”) until September 2020. The time charter with Shell consists of a fixed amount per day plus a 50% profit share for earned rates over the fixed amount into a time.

Issuance of Series D Preferred Stock
On May 8, 2017, we issued 100,000 shares of Series D Preferred Shares to Tankers Family Inc., a company controlled by Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, for $1,000 pursuant to a stock purchase agreement. Each Series D Preferred Share has the voting power of one thousand (1,000) common shares.
On April 21, 2017, we were informed by ABN Amro Bank that we were in breach of a loan covenant that requires that any member of the family of Mr. Evangelos Pistiolis, maintain an ownership interest (either directly and/or indirectly through companies beneficially owned by any member of the Pistiolis family and/or trusts or foundations of which any member of the Pistiolis family are beneficiaries) of 30% of our outstanding Common Shares. ABN Amro Bank requested that either the family of Mr. Evangelos Pistiolis maintain an ownership interest of at least 30% of the outstanding common shares or maintain a voting rights interest of above 50% in us. In order to regain compliance with the loan covenant, we issued the Series D Preferred Shares.
Issuance of Series E Perpetual Convertible Preferred Stock
On April 1, 2019, we announced the sale of 27,129 newly issued Series E Perpetual Convertible Preferred Stock at a price of $1,000 per share with Family Trading Inc., a company organized under the laws of the Marshall Islands and related to Evangelos Pistiolis, our President, Chief Executive Officer and director, or Family Trading, in exchange for the full and final settlement of $24.7 million of principal and $2.4 million of accrued fees and interest of the loan facility between us and Family Trading dated December 23, 2015, as amended. On June 30, 2019 we issued 1,029 Series E Preferred Shares in lieu of a cash dividend on the then outstanding Series E Preferred Shares to Family Trading.
For a more detailed description of related party transactions please see “Item 18. Financial Statements—Note 5—Transactions with Related Parties.” of our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
Our corporate affairs are governed by our third amended and restated articles of incorporation, amended and restated bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. Further, the Marshall Islands lacks a bankruptcy statute, and in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of the United States or of another country having jurisdiction over the Company would apply. The following table provides a comparison between certain statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.
Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

•        Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•    Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Removal:	Removal:

•     If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.
•     Any or all of the directors may be removed for cause by vote of the shareholders.

•     Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
Number of board members shall be fixed by, or in the manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either: (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preferences; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort. Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000.

TAXATION
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to an investment in the common stock offered hereunder. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who acquire our common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common stock.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.
U.S. Federal Income Tax Consequences
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non-U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Top Ships Inc. and its subsidiaries on a consolidated basis.
U.S. Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from U.S. Federal Income Taxation
Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:
(1)	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
(2)	either
(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (each such individual a “qualified shareholder” and such individuals collectively, “qualified shareholders”), which we refer to as the “50% Ownership Test,” or

(B)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each grant an “equivalent exemption” to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.
Based on information provided in Schedule 13D and Schedule 13G filings with the SEC and ownership certificates that we obtained from certain of our shareholders, we believe that we meet the Publicly Traded Test for the taxable year 2018 and intend to take this position on our U.S. federal income tax return or the 2018 year.    As discussed below, this is a factual determination made on an annual basis, and no assurance can be given that we will satisfy the Publicly-Traded Test in future taxable years. We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test.
Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is and we anticipate will continue to be “primarily traded” on the Nasdaq Capital Market.

Under the Treasury Regulations, our common stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the “listing threshold.” Since our common stock is listed on the Nasdaq Capital Market, we will satisfy the listing threshold.
It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the “trading frequency test”; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the “trading volume test.” We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the “5% Override Rule.”
For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.  To establish and substantiate this exception to the 5% Override Rule, our 5% Shareholders who are qualified shareholders for purposes of Section 883 of the Code must comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such 5% Shareholder must undertake similar compliance procedures.
For the 2018 taxable year, we believe that the 5% Override Rule was not triggered as less than 50% or more of the vote and value of our common stock was owned by 5% Shareholders on more than half of the days during the taxable year. Therefore, we intend to take the position for U.S. federal income tax reporting purposes that we are not subject to U.S. federal income taxation for the 2018 taxable year because more than 50% of our stock was not owned by non-qualified shareholders that each held 5% or more of our stock.  However, due to the factual nature of the issues, we may not qualify for the benefits of Section 883 of the Code for any future taxable year.

Taxation in the Absence of Exemption under Section 883 of the Code
To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.
Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Allocation of Purchase Price
For U.S. federal income tax purposes, the amount of cash paid for an offered share of common stock at its original offering must be allocated between the share of common stock and the preferred stock purchase right on the basis of their relative fair market values. The allocation of the purchase price of the offered securities is relevant to the amount, timing and manner of inclusion of income with respect to the common shares and the exercise of the preferred stock purchase rights.
Distributions
Subject to the discussion of passive foreign investment companies, or PFIC, below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
We believe that we were not a PFIC for our 2014 through 2018 taxable years, and we do not expect to be a PFIC for subsequent taxable years. If we were treated as a PFIC for our 2018 taxable year, any dividends paid by us during 2018 and 2019 will not be treated as “qualified dividend income” in the hands of a U.S. Non-Corporate Holder. Any dividends we pay which are not eligible for the preferential rates applicable to “qualified dividend income” will be taxed as ordinary income to a U.S. Non-Corporate Holder. Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Stock
Subject to the discussion of our status as a PFIC below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income
A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder’s net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.
If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute “passive income” for these purposes. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
In general, income derived from the bareboat charter of a vessel will be treated as “passive income” for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of “passive income.”  On the other hand, income derived from the time charter of a vessel should not be treated as “passive income” for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of “passive income.”
We believe that we were a PFIC for our 2013 taxable year because we believe that at least 50% of the average value of our assets consisted of vessels which were bareboat chartered and at least 75% of our gross income was derived from vessels on bareboat charter.
We believe that we were not a PFIC for our 2014 through 2018 taxable years because we had no bareboat chartered vessels and consequently no gross income from vessels on bareboat charter. Furthermore, based on our current assets and activities, we do not believe that we will be a PFIC for the subsequent taxable years. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are a PFIC for any taxable year, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a “Qualified Electing Fund,” which is referred to as a “QEF election,” (2) makes a “mark-to-market” election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.
Absent one of the elections below, if we are a PFIC for any taxable year during which a U.S. Holder owns our common stock, such U.S. Holder will generally continue to be subject to the PFIC regime described below regardless of whether we are treated as a PFIC in any subsequent taxable year.
If we are treated as a PFIC for any taxable year, a U.S. Holder will be required to file Form 8621.
A U.S. Holder who held our common stock during any period in which we were treated as a PFIC and who neither made a QEF Election nor a Mark-to-Market Election may continue to be subject to the Default PFIC Regime, notwithstanding that the Company is no longer a PFIC. If you are a U.S. Holder who held our common shares during any period in which we were a PFIC but failed to make either of the foregoing elections, you are strongly encouraged to consult your tax advisor regarding the U.S. federal income tax consequences to you of holding our common stock in periods in which we are no longer a PFIC.
The QEF Election
We do not intend to provide U.S. Holders with the necessary information to make and maintain a QEF election. Accordingly, U.S. Holders will not be able to make or maintain a QEF election with respect to our common stock.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Making the Election.  Alternatively, if, as is anticipated, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as “marketable stock” for this purpose if it is “regularly traded” on a “qualified exchange or other market.”  The common stock will be “regularly traded” on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A “qualified exchange or other market” means either a U.S. national securities exchange that is registered with the SEC, the Nasdaq, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Capital Market should be treated as a “qualified exchange or other market” for this purpose.  However, it should be noted that a separate mark-to-market election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be “marketable stock.”  Therefore, a “mark-to-market” election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the “mark-to-market” election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common stock  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”
Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.
Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election
Finally, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.
Under the Default PFIC Regime:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than “excess distributions” by us to a Non-Electing Holder will be treated as discussed above under “Taxation—U.S. Federal Income Taxation of U.S. Holders—Distributions.”
These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to the common stock.

U.S. Federal Income Taxation of “Non-U.S. Holders”
A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
Dividends on Common Stock
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:
•	fail to provide an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•	in certain circumstances, fail to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.
If you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations).  Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

UNDERWRITING
Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Maxim Group LLC (who we refer to herein as the Representative) is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of securities indicated below:
Name	Number of common shares each together with a Class A Warrant
Maxim Group LLC

Total
The underwriters are offering the common shares and Class A Warrants subject to their acceptance of the common shares and Class A Warrants from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares and Class A Warrants offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares and Class A Warrants offered by this prospectus if any such common shares and Class A Warrants are taken. However, the underwriters are not required to take or pay for the common shares and Class A Warrants covered by the underwriters’ over-allotment option described below.
We have agreed to pay the underwriters a cash fee equal to six and one half percent (6.5%) of the aggregate gross proceeds raised in this offering.
We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus supplement, to purchase up to an additional            common shares and/or          Class A Warrants at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45 day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares and Class A Warrants as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares and Class A Warrants listed next to the names of all underwriters in the preceding table.
The Representative has advised us that it proposes to offer the common shares and Class A Warrants to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $        per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
The following table shows the price per common share and Class A Warrant and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional         common shares and/or           Class A Warrants.
Total
	Per Common Share and Class A Warrant	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 . This amount includes the Representative’s accountable expenses, including legal fees for Representative’s legal counsel, that we have agreed to pay at the closing of the offering in an aggregate amount of $75,000 for an offering of up to $7 million and $90,000 for an offering of more than $7 million.
Our common shares trade on the Nasdaq Capital Market under the symbol “TOPS”.
We, all of our executive officers and directors, and certain affiliates have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the Representative, offer, sell, contract to sell or otherwise dispose of or hedge common shares or securities convertible into or exchangeable for common shares, subject to certain exceptions. These restrictions will be in effect for a period of 60 days after the date of the closing of this offering.
The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.
In addition, during the lock-up period, we will not be permitted, subject to certain exceptions, to file any registration statement relating to, and each of our executive officers, directors and the aforementioned shareholders have agreed not to make any demand for, or exercise any right relating to, the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares, without the prior written consent of the Representative.
Upon the declaration of effectiveness of the registration statement of which this prospectus is a part, we will enter into an underwriting agreement with the Representative. The terms of the underwriting agreement provide that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our auditors.
In order to facilitate the offering of the common shares and Class A Warrants, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares and Class A Warrants.

Specifically, the underwriters may sell more common shares and Class A Warrants than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares and Class A Warrants available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common shares or Class A Warrants in the open market. In determining the source of common shares or Class A Warrants to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares and Class A Warrants compared to the price available under the over-allotment option. The underwriters may also sell common shares or Class A Warrants in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares or Class A Warrants in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares or Class A Warrants in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares or Class A Warrants in the open market to stabilize the price of our common shares or Class A Warrants. These activities may raise or maintain the market price of our common shares or Class A Warrants above independent market levels or prevent or retard a decline in the market price of our common shares or Class A Warrants. The underwriters are not required to engage in these activities and may end any of these activities at any time.
The underwriting agreement provides for indemnification between the underwriters and us against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering.
The Representative may agree to allocate a number of common shares and Class A Warrants to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters that may make Internet distributions on the same basis as other allocations.
Certain of the underwriters and their affiliates from time to time have performed investment banking, commercial banking and advisory services to us, for which they have received customary fees and expenses. The underwriters and their affiliates may from time to time perform investment banking and advisory services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees and expenses.
Selling Restrictions
Foreign Regulatory Restrictions on Purchase of Shares Generally
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common shares and Class A Warrants or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common shares and Class A Warrants may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common shares and Class A Warrants may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
In addition to the public offering of the common shares and Class A Warrants in the United States, the underwriters may, subject to the applicable foreign laws, also offer the common shares and Class A Warrants to certain institutions or accredited persons in certain countries.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common shares or Class A Warrants may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares or Class A Warrants may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or
(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares or Class A Warrants shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to any common shares or Class A Warrants in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares or Class A Warrants to be offered so as to enable an investor to decide to purchase any common shares or Class A Warrants, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:
(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares or Class A Warrants in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the common shares being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.
SEC registration fee	$697
Financial Industry Regulatory Authority Filing fee	$1,363
Legal fees and expenses	$125,000
Accounting fees and expenses	$30,000
Underwriter expenses reimbursement	$75,000
Miscellaneous	$15,000

Total	$122,060

LEGAL MATTERS
Certain legal matters in connection with the sale of the common shares offered hereby, including the legality thereof, are being passed upon for us by Seward & Kissel LLP, New York, New York. Ellenoff Grossman & Schole LLP, New York, New York, is representing the underwriters in this offering.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference from TOP Ships Inc.’s Annual Report on Form 20-F for the year ended December 31, 2018, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Str., 15125 Maroussi, Athens, Greece.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form F-1 under the Securities Act of 1933, as amended, or the Securities Act, relating to the securities offered by this prospectus with the SEC. The term registration statement on Form F-1 means the original registration statement on Form F-1 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment.  This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-1 is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission as described below.
Government Filings
We file annual and special reports within the Commission. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our filings are also available on our website at http://www.tops.org. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus. Further, other than as described below, the information contained in or accessible from the Commission’s website is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE
The Commission allows us to “incorporate by reference” information that we file with, and furnish to, it. This means that we can disclose important information to you by referring you to those filed or furnished documents. The information incorporated by reference is considered to be a part of this prospectus. However, statements contained this prospectus or in documents that we file with or furnish to the Commission and that are incorporated by reference into this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed or furnished documents or reports that have been incorporated by reference into this prospectus, to the extent the new information differs from or is inconsistent with the old information.
We incorporate by reference in this prospectus the following documents filed with the Commission pursuant to the Exchange Act:
•
Report on Form 6-K, furnished with the Commission on April 1, 2019, which contains the description of the purchase of the Series E Convertible Preferred Stock, the Certificate of Designation of the Series E Convertible Preferred Stock and the stock purchase agreement.

•
Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 28, 2019, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with or furnished to the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.
We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus. You may obtain a copy of these documents by writing or telephoning us at the following address:
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece
(011) 30 210 812-8180 (telephone number)
Information Provided by the Company
We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the NASDAQ Capital Market, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Until                    , 2019 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

of Common Shares and
Class A Warrants to Purchase           Common Shares

PROSPECTUS

Maxim Group LLC

             , 2019

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.	Indemnification of Directors and Officers
The By-Laws of the Company provide that any person who is or was a director or officer of the Company, or is or was serving at the request of the Registrant as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Republic of The Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.
Section 60 of the BCA provides as follows:
Indemnification of directors and officers:
(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.
On February 17, 2017, we closed a private placement with a non-U.S. institutional investor for the sale of 7,500 newly issued Series C Convertible Preferred Shares, which are convertible into our common shares, for $7.5 million pursuant to a securities purchase agreement, or the Series C Transaction.  The description of the Series C Preferred Shares is incorporated by reference from our registration statement on Form F-3 (333-215577). The description of the Series C Convertible Preferred Shares is subject to and qualified in its entirety by reference to the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares entered into in connection with the private placement. Copies of the Securities Purchase Agreement and Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Shares have been filed as exhibits to our Report on Form 6-K filed with the Commission on February 21, 2017. As of November 8, 2017, we issued 904,646 common shares in connection with the conversions of all our Series C Convertible Preferred Shares, and there are currently no Series C Convertible Preferred Shares outstanding.
Item 8.	Exhibits and Financial Statement Schedules
(a) Exhibits
The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits.
(b) Financial Statements
The financial statements incorporated by reference into this registration statement are listed in the index to the financial statements immediately preceding such statements, which index to the financial statements is incorporated herein by reference.

Item 9.	Undertakings
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece, on July 26, 2019.

TOP SHIPS INC.
By:	/s/ EVANGELOS J. PISTIOLIS
	Name:	EVANGELOS J. PISTIOLIS
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Evangelos J. Pistiolis, Alexandros Tsirikos, Gary J. Wolfe, Robert Lustrin, Evan Preponis, and Daniel Lin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on July 26, 2019 in the capacities indicated.
Signature	Title

/s/ Evangelos J. Pistiolis Evangelos J. Pistiolis	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/Alexandros Tsirikos Alexandros Tsirikos	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Konstantinos Karelas	Director
Konstantinos Karelas

/s/ Stavros Emmanouil	Director
Stavros Emmanouil

/s/ Paolo Javarone	Director
Paolo Javarone

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware, on July 26, 2019.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

Exhibits

Number	Description of Exhibits

1.1	Underwriting Agreement*
3.1	Third Amended and Restated Articles of Incorporation of Top Ships Inc. (1)
3.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated April 17, 2014 (2)
3.3	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated February 15, 2016 (3)
3.4	Certificate of Correction to the Third Amended and Restated Articles of Incorporation, dated February 14, 2017 (4)
3.5	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated May 10, 2017 (4)
3.6	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated June 22, 2017 (4)
3.7	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated August 2, 2017 (4)
3.8	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated October 5, 2017 (4)
3.11	Articles of Amendment to the Third Amended and Restated Articles of Incorporation, dated March 23, 2018 (4)
3.12	Amended and Restated By-Laws of the Company, as adopted on February 28, 2007 (5)
3.13	Amendment No. 1 to the Amended and Restated By-Laws (6)
4.1	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company (107)
4.2	Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock of Top Ships Inc. (108)
4.3	Certificate of Designation of Rights, Preferences and Privileges of Series E Perpetual Convertible Preferred Stock of the Company (106)
5.1	Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to the Company
8.1	Opinion of Seward & Kissel LLP, with respect to certain tax matters
10.1	TOP Ships Inc. 2015 Stock Incentive Plan (14)
10.2	Stockholders Rights Agreement with Computershare Trust Company, N.A., as Rights Agent as of September 22, 2016 (15)
10.3	Securities Purchase Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (16)
10.4	Registration Rights Agreement by and between the Company and YA II CD, Ltd., dated November 22, 2016 (17)
10.5	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Technical Officer (4)
10.6	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Executive Vice-President and Chairman (4)
10.7	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of President and Chief Executive Officer (4)
10.8	Employment Agreement between TOP Ships Inc. and Central Mare Inc. dated September 1, 2010, regarding employment of Chief Financial Officer (4)
10.9	Letter Agreement with Central Shipping Monaco SAM, dated March 10, 2014 (18)
10.10	Form of Management Agreement with Central Shipping Monaco SAM (19)
10.11	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (20)
10.12	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Energy (21)
10.13	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Energy (22)
10.14	Memorandum of Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (23)
10.15	Call Option Agreement dated December 30, 2014 with respect to the M/T Stenaweco Evolution (24)
10.16	Bareboat Charter dated December 30, 2014 with respect to the M/T Stenaweco Evolution (25)
10.17	Secured Term Loan Facility dated July 9, 2015 between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited and ABN Amro Bank N.V. (26)

10.18
Amending and Restating Agreement, dated September 28, 2015, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, and ABN Amro Bank N.V. (27)

10.19
Amending and Restating Agreement, dated August 1, 2016, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V. (28)

10.20
Supplemental Agreement, dated July 28, 2017, to the Secured Term Loan Facility between Monte Carlo 37 Shipping Company Limited, Monte Carlo 39 Shipping Company Limited, Monte Carlo Lax Shipping Company Limited and ABN Amro Bank N.V. (4)

10.21	Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (29)
10.22	Amendment to the Letter Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (30)
10.23	Loan Agreement dated December 23, 2015 between Family Trading Inc. and TOP Ships Inc. (31)
10.24	Term Sheet dated April 4, 2016 between TOP Ships Inc. and Norddeutsche Landesbank Girozentrale (32)
10.25	Loan Agreement dated May 11, 2016 between Monte Carlo Seven Shipping Company and Norddeutsche Landesbank Girozentrale (33)
10.26	Loan Agreement dated July 20, 2016 between Eco Seven Inc. and Alpha Bank A.E. (4)
10.27	First Supplemental Agreement, dated August 1, 2017, relating to a Loan Agreement dated July 20, 2016, among Alpha Bank A.E., Eco Seven Inc., Central Mare Inc. and TOP Ships Inc. (4)
10.28	Shipbuilding Contract relating to Hull No. S443, dated November 21, 2016, between City of Athens Inc. and Hyundai Mipo Dockyard Co., Ltd. (4)
10.29	Common Stock Purchase Agreement, dated February 2, 2017, between TOP Ships Inc. and Kalani Investments Limited (34)
10.30	Amendment No. 1 to Common Stock Purchase Agreement, dated March 17, 2017, between TOP Ships Inc. and Kalani Investments Limited (35)
10.31	Amendment No. 2 to Common Stock Purchase Agreement, dated March 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (36)
10.32	Amendment No. 3 to Common Stock Purchase Agreement, dated April 4, 2017, between TOP Ships Inc. and Kalani Investments Limited (37)
10.33	Amendment No. 4 to Common Stock Purchase Agreement, dated April 27, 2017, between TOP Ships Inc. and Kalani Investments Limited (38)
10.34	Note Purchase Agreement, dated February 6, 2017, between TOP Ships Inc. and Kalani Investments Limited (39)
10.35	Unsecured Promissory Note of TOP Ships Inc., dated February 6, 2017 (40)
10.36	Form of securities purchase agreement between TOP Ships Inc. and a non-U.S. institutional investor (41)
10.37	Share Purchase Agreement, dated February 20, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (42)
10.38	Addendum No. 1 to Share Purchase Agreement, dated March 30, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (4)
10.39	Addendum No. 2 to Share Purchase Agreement, dated May 17, 2017, between Malibu Shipmanagement Co. and Style Maritime Ltd. (4)
10.40	Addendum No. 3 to Share Purchase Agreement, dated January 31, 2018, between Malibu Shipmanagement Co. and Style Maritime Ltd. (4)
10.41	Shipbuilding Contract relating to Hull No. S444, dated February 20, 2017, between Eco Nine Inc. and Hyundai Mipo Dockyard Co., Ltd. (4)
10.42	Amended and Restated Loan Agreement, dated February 21, 2017, between TOP Ships Inc. and Family Trading Inc. (43)
10.43	Note Purchase Agreement, dated March 21, 2017, between TOP Ships Inc. and Kalani Investments Limited (44)
10.44	Unsecured Promissory Note of TOP Ships Inc., dated March 22, 2017 (45)
10.45	Note Purchase Agreement, dated March 28, 2017, between TOP Ships Inc. and Kalani Investments Limited (46)
10.46	Unsecured Promissory Note of TOP Ships Inc., dated March 28, 2017 (47)

10.47	Share Purchase Agreement, dated March 30, 2017, between Fly Free Company and Lyndon International Co.
10.48	Addendum No. 1 to Share Purchase Agreement, dated June 14, 2017, between Fly Free Company and Lyndon International Co. (4)
10.49	Share Purchase Agreement, dated March 30, 2017, between Maxima International Co. and Gramos Shipping Company Inc. (4)
10.50	Addendum No. 1 to Share Purchase Agreement, dated June 14, 2017, between Maxima International Co. and Gramos Shipping Company Inc. (4)
10.51	Note Purchase Agreement, dated April 5, 2017, between TOP Ships Inc. and Kalani Investments Limited (48)
10.52	Unsecured Promissory Note of TOP Ships Inc., dated April 5, 2017 (49)
10.53	Shipbuilding Contract relating to Hull No. 2648, dated April 20, 2017, between Astarte International Inc. and Hyundai Mipo Dockyard Co., Ltd. (4)
10.54	Note Purchase Agreement, dated May 15, 2017, between TOP Ships Inc. and Xanthe Holdings Ltd (50)
10.55	Unsecured Promissory Note of TOP Ships Inc., dated May 15, 2017 (51)
10.56	Joint Venture Agreement, dated July 7, 2017, between Lyndon International Co. and Just-C Limited (4)
10.57	Joint Venture Agreement, dated July 7, 2017, between Gramos Shipping Company Inc. and Just-C Limited (4)
10.58	Unsecured Promissory Note of TOP Ships Inc., dated September 15, 2017 (52)
10.59	Stock Purchase Agreement, dated May 8, 2017, between TOP Ships Inc. and Tankers Family Inc (53)
10.60	Facility Agreement, dated September 5, 2017, between TOP Ships Inc., Astarte International Inc. and Amsterdam Trade Bank N.V. for up to $23,500,000 Loan Facility (4)
10.61	Facility Agreement, dated September 5, 2017, between TOP Ships Inc., Astarte International Inc. and Amsterdam Trade Bank N.V. for up to $8,993,100 Loan Facility (4)
10.62	Shipbuilding Contract relating to Hull No. 8218, dated October 31, 2017, between PCH77 Shipping Company Limited and Hyundai Mipo Dockyard Co., Ltd. (4)
10.63	Common Stock Purchase Agreement, dated November 7, 2017, between TOP Ships Inc. and Crede CG III, Ltd. (54)
10.64	Note Purchase Agreement, dated November 13, 2017, between TOP Ships Inc. and Crede Capital Group LLC (55)
10.65	Unsecured Promissory Note of TOP Ships Inc., dated November 13, 2017 (56)
10.66	Common Stock Purchase Agreement, dated December 11, 2017, between TOP Ships Inc. and Crede CG III, Ltd. (57)
10.67	Note Purchase Agreement, dated December 14, 2017, between TOP Ships Inc. and Crede Capital Group LLC (58)
10.68	Unsecured Promissory Note of TOP Ships Inc., dated December 14, 2017 (59)
10.69	Amendment, dated January 5, 2018, between TOP Ships Inc. and Crede Capital Group Inc. to Note Purchase Agreement dated December 14, 2017 (60)
10.70	Unsecured Promissory Note of TOP Ships Inc., dated January 5, 2018 (61)
10.71	Shipbuilding Contract relating to Hull No. 8242, dated January 9, 2018, between PCH Dreaming Inc. and Hyundai Mipo Dockyard Co., Ltd. (4)
10.72	Shipbuilding Contract relating to Hull No. S874, dated January 9, 2018, between South California Inc. and Hyundai Samho Heavy Industries Co., Ltd. (4)
10.73	Shipbuilding Contract relating to Hull No. S875, dated January 9, 2018, between Malibu Warrior Inc. and Hyundai Samho Heavy Industries Co., Ltd. (4)
10.74	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. S875 (4)
10.75	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. 8242 (4)
10.76	Share Purchase Agreement, dated January 31, 2018, between Ships International Inc. and TOP Ships Inc. regarding Hull No. S874 (4)
10.77	Confirmation of Interest Rate Swap Transaction dated as of March 29, 2017 between Norddeutsche Landesbank Gironzentrale and Monte Carlo Seven Shipping Limited (62)

10.78	Confirmation of Interest Rate Swap Transaction dated as of March 29, 2018, between Alpha Bank A.E. and Eco Seven Inc. (63)
10.79	2nd Amended and Restated Family Trading Credit Facility, dated September 27, 2018 (98)
10.80	Addendum dated October 30, 2018 to the 2nd Amended and Restated Family Trading Credit Facility (99)
10.81	Addendum dated December 31, 2018 to the 2nd Amended and Restated Family Trading Credit Facility (100)
10.82	Addendum dated January 22, 2019 to the 2nd Amended and Restated Family Trading Credit Facility (101)
10.83	Securities Purchase Agreement dated as of October 24, 2018, between Top Ships Inc. and CVI Investments, Inc. (102)
10.84	Placement Agency Agreement dated as of October 24, 2018, between Maxim Group LLC and Top Ships Inc. (103)
10.85	Warrant Exchange and Exercise Agreement dated as of January 10, 2019, among Top Ships, Inc. and CVI Investments, Inc. (104)
10.86	$10,140,000 Loan Agreement between Alpha Bank A.E., as lender and PCH Dreaming Inc. as borrower, dated as of July 11, 2018 (64)
10.87	Memorandum of Agreement in respect of M/T Eco Bel Air, dated as of December 3, 2018 (65)
10.88	Bareboat Charter in respect of M/T Eco Bel Air, dated as of December 3, 2018 (66)
10.89	Guarantee dated as of December 3, 2018 between Top Ships Inc., as guarantor, and Sea 103 Leasing Co., as owner relating to a Bareboat Charter of M/T Eco Bel Air (67)
10.90	Memorandum of Agreement in respect of M/T Eco Beverly Hills, dated as of December 3, 2018 (68)
10.91	Bareboat Charter in respect of M/T Eco Beverly Hills, dated as of December 3, 2018 (69)
10.92	Guarantee dated as of December 3, 2018 between Top Ships Inc., as guarantor, and Sea 104 Leasing Co., Limited, as owner, relating to a Bareboat Charter of M/T Eco Beverly Hills (70)
10.93
$23,500,000 loan facility agreement dated as of September 5, 2017, among Astarte International Inc., as borrower, Amsterdam Trade Bank N.B., as arranger, the lenders thereto, Amasterdam Trade Bank N.V., as agent and security agent, and Top Ships Inc., as guarantor (71)

10.94
Supplemental Agreement dated as of June 1, 2018, to $23,500,000 loan facility agreement among Astarte International Inc., as borrower, Amsterdam Trade Bank N.B., as arranger, the lenders thereto, Amasterdam Trade Bank N.V., as agent and security agent, and Top Ships Inc., as guarantor (72)

10.95
$10,140,000 loan facility agreement dated as of June 1, 2018, among PCHH77 Shipping Company Limited, as borrower, Amsterdam Trade Bank N.V., as arranger, the lenders thereto, Amsterdam Trade Bank N.V., as agent and security agent, and Top Ships Inc. and Asparte International Inc., as guarantors (73)

10.96	Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (74)
10.97	Additional Clauses to Bareboat Charter in respect of M/T Nord Valiant, dated as of December 21, 2018 (75)
10.98	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T89 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Nord Valiant (76)
10.99	Memorandum of Agreement in respect of Hull No. 8218 (TBN Eco California), dated as of December 21, 2018 (77)
10.100	Bareboat Charter in respect of Hull No. 8218 (TBN Eco California), dated as of December 21, 2018 (78)
10.101	Additional Clauses to Bareboat Charter in respect of M/T Eco California, dated as of December 21, 2018 (79)
10.102	Guarantee dated as of December 21, 2018, between Top Ships Inc., as guarantor, and Xiang T88 HK International Ship Lease Co., Limited, as owner, in respect of the M/T Eco California (80)
10.103	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Energy (81)
10.104	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Elegance (82)
10.105	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull 8242 (TBN Eco Marina Del Rey) (83)

10.106	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco Fleet (84)
10.107	Management Agreement dated as of January1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Evolution (85)
10.108	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S874 (TBN Eco Bel Air) (86)
10.109	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Stenaweco Excellence (87)
10.110	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Nord Valiant (88)
10.111	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco California (89)
10.112	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of M/T Eco Revolution (90)
10.113	Management Agreement dated as of January 1, 2019 with Central Shipping Inc., in respect of Hull S875 (TBN Eco Beverly Hills) (91)
10.114	Management Agreement dated as of January 11, 2019 with Central Shipping Inc., in respect of M/T Eco Palm Desert (92)
10.115	Fifth Amendment to the Agreement for Provision of Personnel, dated January 1, 2019, between Top Ships Inc. and Central Mare Inc. (93)
10.116	Letter Agreement from Central Shipping Inc. to Top Ships Inc. dated as of January 1, 2019, in respect of provision of management services (94)
10.117
Facility Agreement for up to $10,500,000 Revolving Credit Facility, among Top Ships Inc., as borrower, Amsterdam Trade Bank N.V., as arranger, the lenders thereto, Amsterdam Trade Bank N.V., as agent and security agent and Astarte International Inc., as guarantor (95)

10.118	Note Purchase Deed among Top Ships Inc., Amsterdam Trade Bank N.V., the note purchasers party thereto, and Astarte International Inc., dated as of March 21, 2019 (96)
10.119	Addendum No. 1 dated as of March 12, 2019 to MOA in respect of Hull No. 8242 (TBN Eco Marina Del Rey) (97)
10.120	Stock Purchase Agreement, dated March 29, 2019, between TOP Ships Inc. and Family Trading Inc. (105)
21.1	List of subsidiaries of the Company.
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of Deloitte Certified Public Accountants S.A.
23.3	Power of Attorney (contained in signature page)
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2017 and 2018; (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2016, 2017 and 2018; (iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2016, 2017 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and (v) Notes to Consolidated Financial Statements (4)

_____________________
*	To be filed
(1)	Incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 6-K, filed on June 24, 2011
(2)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on April 18, 2014
(3)	Incorporated by reference to Exhibit 1.3 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(4)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on March 28, 2019
(5)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K filed on March 9, 2007

(6)	Incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on November 28, 2014
(7)	[Reserved]
(8)	[Reserved]
(9)	[Reserved]
(10)	[Reserved]
(11)	[Reserved]
(12)	[Reserved]
(13)	[Reserved]
(14)	Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(15)	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 6-K, filed on September 22, 2016
(16)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(17)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on November 23, 2016
(18)	Incorporated by reference to Exhibit 10.42 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)
(19)	Incorporated by reference to Exhibit 10.43 of the Company's Registration Statement on Form F-1, filed on March 19, 2014, as amended (File No. 333-194960)
(20)	Incorporated by reference to Exhibit 4.29 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(21)	Incorporated by reference to Exhibit 4.30 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(22)	Incorporated by reference to Exhibit 4.33 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(23)	Incorporated by reference to Exhibit 4.31 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(24)	Incorporated by reference to Exhibit 4.32 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(25)	Incorporated by reference to Exhibit 4.34 of the Company's Annual Report on Form 20-F, filed on April 29, 2015
(26)	Incorporated by reference to Exhibit 4.37 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(27)	Incorporated by reference to Exhibit 4.38 the Company's Annual Report on Form 20-F, filed on April 26, 2016
(28)	Incorporated by reference to Exhibit 4.18 of the Company's Annual Report of Form 20-F, filed on March 14, 2017
(29)	Incorporated by reference to Exhibit 4.39 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(30)	Incorporated by reference to Exhibit 4.40 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(31)	Incorporated by reference to Exhibit 4.41 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(32)	Incorporated by reference to Exhibit 4.42 of the Company's Annual Report on Form 20-F, filed on April 26, 2016
(33)	Incorporated by reference to Exhibit 10.40 of the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form F-1, filed on June 23, 2016 (File No. 333-194690)

(34)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 2, 2017
(35)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 20, 2017
(36)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 27, 2017
(37)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017
(38)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 28, 2017
(39)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(40)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on February 7, 2017
(41)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on February 21, 2017
(42)	Incorporated by reference to Exhibit 4.28 of the Company's Annual Report of Form 20-F, filed on March 14, 2017
(43)
Incorporated by reference to Exhibit B of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 1, 2017

(44)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 22, 2017
(45)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 22, 2017
(46)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on March 28, 2017
(47)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on March 28, 2017
(48)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on April 5, 2017
(49)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on April 5 2017
(50)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on May 15, 2017
(51)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on May 15, 2017
(52)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on September 15, 2017
(53)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on May 8, 2017
(54)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on November 8, 2017
(55)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on November 14, 2017
(56)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on November 14, 2017
(57)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on December 11, 2017
(58)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on December 15, 2017

(59)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on December 15, 2017
(60)	Incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 6-K, filed on January 8, 2018
(61)	Incorporated by reference to Exhibit 1.2 of the Company's Current Report on Form 6-K, filed on January 8, 2018
(62)	Incorporated by reference to Exhibit 4.77 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(63)	Incorporated by reference to Exhibit 4.78 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(64)	Incorporated by reference to Exhibit 4.86 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(65)	Incorporated by reference to Exhibit 4.87 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(66)	Incorporated by reference to Exhibit 4.88 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(67)	Incorporated by reference to Exhibit 4.89 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(68)	Incorporated by reference to Exhibit 4.90 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(69)	Incorporated by reference to Exhibit 4.91 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(70)	Incorporated by reference to Exhibit 4.92 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(71)	Incorporated by reference to Exhibit 4.93 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(72)	Incorporated by reference to Exhibit 4.94 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(73)	Incorporated by reference to Exhibit 4.95 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(74)	Incorporated by reference to Exhibit 4.96 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(75)	Incorporated by reference to Exhibit 4.97 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(76)	Incorporated by reference to Exhibit 4.98 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(77)	Incorporated by reference to Exhibit 4.99 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(78)	Incorporated by reference to Exhibit 4.100 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(79)	Incorporated by reference to Exhibit 4.101 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(80)	Incorporated by reference to Exhibit 4.102 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(81)	Incorporated by reference to Exhibit 4.103 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(82)	Incorporated by reference to Exhibit 4.104 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(83)	Incorporated by reference to Exhibit 4.105 of the Company's Annual Report on Form 20-F, filed on March 28, 2019

(84)	Incorporated by reference to Exhibit 4.106 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(85)	Incorporated by reference to Exhibit 4.107 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(86)	Incorporated by reference to Exhibit 4.108 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(87)	Incorporated by reference to Exhibit 4.109 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(88)	Incorporated by reference to Exhibit 4.110 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(89)	Incorporated by reference to Exhibit 4.111 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(90)	Incorporated by reference to Exhibit 4.112 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(91)	Incorporated by reference to Exhibit 4.113 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(92)	Incorporated by reference to Exhibit 4.114 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(92)	Incorporated by reference to Exhibit 4.115 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(94)	Incorporated by reference to Exhibit 4.116 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(95)	Incorporated by reference to Exhibit 4.117 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(96)	Incorporated by reference to Exhibit 4.118 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(97)	Incorporated by reference to Exhibit 4.119 of the Company's Annual Report on Form 20-F, filed on March 28, 2019
(98)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on October 3, 2018.
(99)
Incorporated by reference to Exhibit F of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 12, 2019.

(100)
Incorporated by reference to Exhibit G of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 12, 2019.

(101)
Incorporated by reference to Exhibit H of the Schedule 13D/A of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Race Navigation Inc., Tankers Family Inc., and the Lax Trust, filed on March 12, 2019.

(102)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 6-K, filed on October 24, 2018
(103)	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 6-K, filed on October 24, 2018
(104)	Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 6-K, filed on January 11, 2019
(105)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on April 1, 2019
f
(106)	Incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K, filed on April 1, 2019
(107)	Incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 6-K, filed on September 22, 2016
(108)	Incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on May 8, 2017